

GROWING OUR BUSINESS

Aegean Marine Petroleum Network Inc.

2007 Annual Report

• CORPORATE PROFILE •

Aegean Marine Petroleum Network Inc. is a leading international marine fuel logistics company that markets and physically supplies marine fuel and lubricants to ships in port and at sea. The Company owns and operates one of the largest bunkering fleets in the world with 21 vessels currently in operation and 26 newbuildings to be delivered through 2010. Aegean also has the most extensive global presence in the industry with strategic service centers located in Greece, Gibraltar, Northern Europe, the United Kingdom, the United Arab Emirates, West Africa, Jamaica and Singapore.



Portland
Antwerp
New York
Gibraltar
Piraeus
Fujairah
Miami
Jamaica
Ghana
Singapore
Office Locations
Service Centers

• FINANCIAL HIGHLIGHTS •

(all amounts in USD thousands unless otherwise stated)	**2007**	2006	2005	2004	2003
Sales of marine petroleum products	**1,345,849**	790,657	505,605	247,436	210,953
Cost of marine petroleum products sold	**1,251,712**	728,637	464,801	222,439	191,540
Gross spread on marine petroleum products	**89,671**	62,020	40,804	24,997	19,413
Voyage and other revenues	**7,024**	13,155	11,725	15,576	9,226
Salaries, wages, related costs	**24,363**	12,871	8,958	5,052	3,581
Depreciation and amortization	**9,597**	5,924	2,862	1,932	1,049
Other operating expenses	**39,042**	25,920	17,329	14,967	12,946
Operating income	**30,798**	30,460	23,380	18,622	11,063
Net interest expense	**1,483**	4,231	2,277	931	335
Other non-operating expenses (income)	**1,577**	2,004	(372)	74	84
Net income	**27,738**	24,225	21,475	17,617	10,644
Basic and diluted EPS	**0.65**	0.84	0.72	0.58	0.35
Sales volume of marine fuel (metric tons)	**3,437,269**	2,367,289	1,746,377	1,169,430	1,109,887
Number of operational service centers, end of period	**6.00**	5.00	4.00	3.00	3.00
Number of owned and operational bunkering tankers, end of period	**17.00**	12.00	10.00	9.00	4.00
Number of owned and operational storage facilities, end of period	**2.00**	1.00	—	—	—

Dear Shareholders,

Aegean Marine Petroleum Network Inc. has completed its first full year operating as a public company generating impressive results. In our inaugural letter, we outlined an ambitious growth strategy with the objective of becoming the leading independent physical supplier of marine fuel globally. Our successful IPO in December 2006 improved our financial position which directly contributed to our significant growth realized in sales volumes during 2007. In accordance with our plan, we significantly expanded our logistics infrastructure and global presence, providing customers with increased delivery capacity and wider geographic coverage.

• EXPANDING LEADERSHIP POSITION •

As an independent physical supplier, Aegean focuses on managing the whole supply chain, from procurement to end-delivery; we believe this model is superior to alternatives as it allows the Company to create and extract value from each step in the refueling process. In addition, ownership of the supply chain gives the Company accountability for its products and services and this, we believe, is deeply valued by our customers.

With the objective of increasing global presence, Aegean expanded into three new regions in 2007, exceeding the Company's own targets; new locations include Northern Europe, West Africa, and the United Kingdom, with operations commencing in October 2007, January 2008 and April 2008, respectively. Our entry into these exciting markets provides the Company with the opportunity to extend our services to existing customers and to broaden our client base overall.

As Aegean expanded its global presence, it also built up its logistics infrastructure, significantly increasing delivery capacity. Since the Company's IPO in December 2006, Aegean has added nine bunkering tankers to its fleet, an increase of 75%; this includes the delivery of five new double-hull tankers and four second-hand tankers, three of which are double-hull. Aegean awaits the delivery of the 26 remaining new double-hull bunkering tankers, more than doubling its current fleet to 47 by the end of 2010. We have also purchased two double-hull product tankers, bringing the current total to three, to utilize as floating storage facilities in certain locales to smooth out supply and help grow sales volumes; we currently operate floating storage facilities in Gibraltar, the U.A.E., and West Africa. By significantly increasing our delivery capabilities, we intend to take full advantage of the positive industry fundamentals created by the regulatory phase-out of single-hull tankers and the growing global shipping fleet.

• DELIVERING STRONG RESULTS •

Based on the considerable expansion of our international presence and logistics infrastructure, Aegean delivered strong results for 2007. Notably, we grew fuel sales volumes, a key performance metric in our business, by more than 45% during 2007 to 3.44 million metric tons. Revenues increased by 68% to $1.35 billion, gross spread on marine petroleum products increased by 44% to $89.7 million, and net income rose by more than 14% to

$27.7 million, which are important financial accomplishments during a period in which the Company made significant investments for its future growth. Going forward, we expect these investments to help deliver strong financial results.

• SOLIDIFYING A STRONG FOUNDATION FOR GROWTH •

As we significantly expanded our infrastructure and increased sales volumes for the benefit of the Company and its shareholders, Aegean advanced its objective of maintaining an optimal capital structure. Last year, we increased our financial flexibility with a new $300 million senior secured revolving credit facility. This new facility nearly doubles the amount of Aegean's previous available credit and underscores the strong relationships with our lenders. Our considerable financial strength further distinguishes Aegean in the industry, and positions the Company to further grow sales volume during a time in which marine fuel prices remain robust.

• OUTLOOK FOR 2008 •

Aegean's leading role as a full-service, independent physical supplier of marine fuel and strong financial position create a platform for the Company to further capitalize on the growth in international seaborne trade and the worldwide demand for marine fuel.

"Aegean's leading role as a full-service, independent physical supplier of marine fuel and strong financial position create a platform for the Company to further capitalize on the growth in international seaborne trade and the worldwide demand for marine fuel."

For 2008, we remain on track to take delivery of seven additional double-hull newbuilding bunkering tankers as well as two specialty tankers. Additionally, as we continue to bolster operations in each of our three new service center locations, we will also maintain our opportunistic approach to aim to expand our global network for the physical supply of marine fuel as we have done in the past. Complementing the continued growth in our infrastructure, we remain focused on providing innovative solutions to customers as we did last year with the launch of Alfa Marine, Aegean's own-brand line of marine lubricants.

We are pleased with the significant progress the Company has made since going public and will maintain an intense focus on making strategic decisions that benefit both the Company and its shareholders.

• IN APPRECIATION OF A DEDICATED TEAM •

Aegean's considerable success in 2007 is a testament to our growing team of dedicated employees. The Company's strong industry reputation stems from our high-quality operations made possible by our experienced global staff. I thank our team for all of their efforts in enabling Aegean to become a leading worldwide provider of marine fuel services. I would also like to thank our valuable customers and loyal shareholders for their continued support. We look forward to providing an update on our progress in the future.

Peter C. Georgiopoulos
Chairman




AEGEAN
ANW
NYSE

Queen Mary 2



2007 was a momentous year for Aegean as the Company expanded into new markets and significantly increased its delivery capacity solidifying its leadership position in the marine fuel supply industry. Through the successful execution of management's well-capitalized growth plan, Aegean met or exceeded core objectives related to growing its global service center network and expanding its logistics infrastructure.

Extending our global network for the physical supply of marine fuel is a critical component of Aegean's growth strategy. During 2007, we advanced this objective and entered into three new markets in Northern Europe, West Africa and the United Kingdom, with operations commencing in October 2007, January 2008 and April 2008, respectively. All three of our new service centers are ideally located in broad regions with considerable ship traffic and strengthen our prospects for future growth. In particular, West Africa poses a unique opportunity for Aegean to capitalize on an underserved market. Northern Europe represents one of the largest markets in the world for ship refueling and for that reason, a key region for Aegean to serve. Our service center in the U.K. is strategically located just inside the North Sea Sulphur Emissions Control Area (SECA) and provides an opportunity for Aegean to increase its marketing and delivery of low sulphur fuel. We believe our investments in entering these new markets, which met our strict return criteria, will help boost the Company's results going forward.

"Through the successful execution of management's well-capitalized growth plan, Aegean met or exceeded core objectives related to growing its global service center network and expanding its logistics infrastructure."

During a time when we continued to expand our physical supply operations, we made notable progress in once again growing our fleet of double-hull bunkering tankers. Specifically during 2007, Aegean took delivery of four double-hull bunkering tanker newbuildings and acquired in the secondary market four bunkering tankers, three of which are double-hull. Based on our considerable success in 2007, we remain on track to more than double our modern, high-quality fleet to 47 bunkering tankers by the end of 2010, of which 44 will be double hull. In accomplishing this important objective, we expect to meet the growing demand for our integrated services from procurement to delivery as single-hull tankers are expected to be phased-out due to regulatory requirements.

2007 was clearly a significant year for Aegean in which we further expanded our global reach and made key investments that have enhanced the Company's position for future performance. I would like to thank our dedicated employees for their hard work and look forward to sharing our progress with you in the year ahead.

E. Nikolas Tavlarios
President





Aegean's financial performance in 2007, during which we increased total revenues and sales volumes to $1.35 billion and 3.44 million metric tons, respectively, is testimony to the success we achieved in significantly expanding our international marine fuel logistics infrastructure. As we highlighted during the time of our IPO in December 2006, the critical driver of our sales volumes and gross spreads is the availability of working capital. We are pleased that the working capital afforded to us by our IPO and the availability of our new $300 million senior secured revolving credit facility propelled both sales volumes and gross spreads by 45% during only our first year as a public company.



Despite considerable investments related to commencing operations in our new strategic locations, repositioning vessels in support of our robust growth, and transitioning to a public company, net income for 2007 increased to $27.7 million. On a per share basis, Aegean reported $0.65 basic and diluted earnings per share for the year.

"Aegean remains well-capitalized during a challenging credit environment. By entering into our new $300 million senior secured revolving credit facility last year at an attractive rate, we have further improved our financial flexibility."

We expect to continue to drive our sales volume and revenue growth as we realize results from our three new service centers and increase our vessel utilization. We believe that the significant upfront investments associated with the significant expansion in our central logistics infrastructure during 2007 will further increase our operating leverage. As such, we are well positioned to expand our earnings power going forward.

Aegean remains well-capitalized during a challenging credit environment. By entering into our new $300 million senior secured revolving credit facility last year at an attractive rate, we have further improved our financial flexibility. Aegean's strong working capital base is an important differentiator for our Company. As the international marine fuel supply industry deals with record high oil and gas prices and the current credit crunch, Aegean has further strengthened its competitive advantage and enhanced its leading industry position.

I would like to thank our finance team for their hard work and dedication. In 2007, we maintained our commitment to transparent financial reporting and achieved compliance on time with Section 404 of the Sarbanes-Oxley Act. We look forward to another successful year in 2008 and beyond.

Ziad Nakhleh
Chief Financial Officer


AEGEAN
SMOKING
SMOKING
AEGEAN

"The notable success Aegean has achieved to date in growing its double-hull fleet of bunkering tankers combined with the positive industry fundamentals bodes well for the Company to substantially expand its earnings potential going forward."

• CAPITALIZING ON AN ATTRACTIVE MARKET OPPORTUNITY •

During 2007 Aegean significantly expanded its full-service marine fuel logistics infrastructure. Through the successful execution of management's growth strategy, Aegean has further enhanced its ability to capitalize on the positive long-term industry fundamentals, specifically the strong growth in global seaborne trade and the regulatory phase-out of single hull tankers.

Aegean's well-capitalized growth plan, backed by the Company's new $300 million senior secured credit facility, calls for a total of 31 double-hull bunkering tanker newbuildings to be delivered through 2010. By dramatically increasing its modern double-hull fleet, Aegean is poised to take advantage of the regulatory phase-out of single-hull tankers. Both the European Union (EU) and the International Maritime Organization (IMO) will require a ban of all single-hull tankers below 5,000 dwt from carrying heavy-grade oil (HGO) in 2008, subject to certain exceptions. While the EU has fully adopted these restrictions, Singapore and the United Arab Emirates, two additional markets served by Aegean, employ a variation of the IMO regulation that permits single-hull vessels to operate until the 25th anniversary of their delivery date.

As the regulatory phase-out begins to take effect this year, Aegean plans to fill a portion of the market currently served by single-hull vessels with its own modern fleet. Strengthening the Company's position to take advantage of this reduction in supply are the significant capacity constraints in shipyards around the world. Currently, there are only approximately 350 bunkering tankers on order through 2012. With 26 remaining newbuildings to be delivered, Aegean controls over 8% of the total orderbook over the next three years and is in a strong position to benefit from a possible shortage of double-hull bunkering tankers.

While the orderbook for new bunkering tankers is limited, the demand for marine fuel services is expected to climb steadily both in the near and long-term. Currently, it is estimated that commercial shipping consumes more than 195 million metric tons of marine fuel and distillates per year, which equates to a more than $85 billion global marine fuel industry. With a large number of ocean going vessels currently under construction, the marine fuel industry is expected to further expand across a variety of sectors.

The notable success Aegean has achieved to date in growing its double-hull fleet of bunkering tankers combined with the positive industry fundamentals bodes well for the Company to substantially expand its earnings potential going forward. By capitalizing on an attractive market opportunity, Aegean intends to further strengthen its leadership position for the benefit of the Company and its shareholders.





"Aegean's expanded product portfolio combined with its specialty tanker delivery capabilities underscore the Company's tradition of providing innovative customer solutions."

• DELIVERING INNOVATIVE CUSTOMER SOLUTIONS •

Since its founding, Aegean has developed a reputation for innovation through its expansion into complementary and value-added businesses. The launch of its new brand-line of marine lubricants during 2007 and its investment in a fleet of specialty tankers highlight the Company's ongoing success in this critical area.

Complementing the Company's core business of marketing and delivering marine fuel, Aegean's specialty tanker business is expected to revolutionize the distribution of refined petroleum products to island economies. Aegean expects to enter this market by taking delivery of its initial specialty tanker, the Maistros, in May 2008, and deploying this vessel to the Greek Islands. Aegean's second specialty tanker newbuilding is scheduled to be delivered by July 2008. The Company also has options, which it intends to exercise, to build four additional specialty tankers.

Consistent with its focus on seeking innovative customer solutions, the Company launched Alfa Marine Lubricants, Aegean's own brand-line of marine lubricants. With this new business, Aegean becomes the first independent global retailer of marine lubricants. Currently, the Alfa line of lubricants, which uses only non-recycled mineral-based oils that meet stringent engine manufacturer specifications, is available at Aegean's service centers located in Piraeus and Singapore, two major global ports. In taking advantage of the estimated 600-million-gallon annual world marine lubricant business, management plans to roll out Aegean's high-quality, branded lubricants to the top 20 bunkering ports worldwide.

Aegean's expanded product portfolio combined with its specialty tanker delivery capabilities underscore the Company's tradition of providing innovative customer solutions. In building a full-service platform for the worldwide purchase and delivery of both refined petroleum products and lubricants, Aegean is well positioned to continue to draw upon management's successful track record in meeting its customers' energy needs.

• FINANCIAL TABLE OF CONTENTS •

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Aegean Marine Petroleum Network Inc., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words "anticipate," "believe," "expect," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Important assumptions relating to the forward-looking statements include, among other things, assumptions regarding demand for our products, the cost and availability of refined marine fuel from suppliers, pricing levels, the timing and cost of capital expenditures, competitive conditions, and general economic conditions. These assumptions could prove inaccurate. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these assumptions and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include: our future operating or financial results; our future payment of dividends and the availability of cash for payment of dividends; our ability to retain and attract senior management and other key employees; our ability to manage growth; our ability to maintain our business in light of our proposed business and location expansion; our ability to obtain double hull bunkering tankers given the scarcity of such vessels in general; the outcome of legal, tax or regulatory proceedings to which we may become a party; adverse conditions in the shipping or the marine fuel supply industries; our ability to retain our key suppliers and key customers; our contracts and licenses with governmental entities remaining in full force and effect; material disruptions in the availability or supply of crude oil or refined petroleum products; changes in the market price of petroleum, including the volatility of spot pricing; increased levels of competition; compliance or lack of compliance with various environmental and other applicable laws and regulations; our ability to collect accounts receivable; changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general; our future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; our failure to hedge certain financial risks associated with our business; uninsured losses; our ability to maintain our current tax treatment; our failure to comply with restrictions in our credit agreements; increases in interest rates; and other important factors described from time to time in our SEC filings.

• SELECTED FINANCIAL DATA •

Please note: Throughout this report, all references to "we," "our," "us" and the "Company" refer to Aegean Marine Petroleum Network Inc. and its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Unless otherwise indicated, all references to "dollars" and "$" in this report are to, and amounts are presented in, U.S. dollars.

	For the Year Ended December 31,				
	2003	2004	2005	2006	**2007**
	(in thousands of U.S. dollars, except for share and per share data which are presented in U.S. dollars)				
Income Statement Data:					
Sales of marine petroleum products	210,953	247,436	505,605	790,657	**1,345,849**
Voyage revenues	8,100	14,983	10,450	11,639	**5,758**
Other revenues	1,126	593	1,275	1,516	**1,266**
Total revenues	220,179	263,012	517,330	803,812	**1,352,873**
Cost of marine petroleum products sold	191,540	222,439	464,801	728,637	**1,251,712**
Salaries, wages and related costs	3,581	5,052	8,958	12,871	**24,363**
Vessel hire charges	3,390	2,436	518	—	**—**
Depreciation	809	1,546	2,226	4,240	**6,373**
Amortization of drydocking costs	240	386	636	1,684	**3,172**
Amortization of concession agreement	—	—	—	—	**52**
Management fees	513	183	182	223	**54**
Gain on sale of vessel	—	—	—	—	**(2,693)**
Other operating expenses	9,043	12,348	16,629	25,697	**39,042**
Operating income	11,063	18,622	23,380	30,460	**30,798**
Write-off of deferred offering costs(1)	—	—	—	(1,588)	**—**
Interest and finance costs	(425)	(944)	(2,347)	(5,207)	**(3,473)**
Interest income	90	13	70	976	**1,990**
Foreign exchange gains (losses), net	(78)	(68)	396	(414)	**(1,569)**
Income taxes	(6)	(6)	(24)	(2)	**(8)**
Net income	10,644	17,617	21,475	24,225	**27,738**
Basic earnings per share(2)	0.35	0.58	0.72	0.84	**0.65**
Diluted earnings per share(2)	0.35	0.58	0.72	0.84	**0.65**
Weighted average number of shares, basic(2)	30,472,827	30,472,827	29,878,398	28,954,521	**42,417,111**
Weighted average number of shares, diluted(2)	30,472,827	30,472,827	29,878,398	28,954,622	**42,505,704**
Dividends declared per share(2)	0.24	0.28	0.05	0.14	**0.01**

	As of and for the Year Ended December 31,				
	2003	2004	2005	2006	**2007**
	(in thousands of U.S. dollars, unless otherwise stated)				
Balance Sheet Data:					
Cash and cash equivalents	1,872	3,280	7,602	82,425	**1,967**
Total assets	39,558	78,573	161,359	315,877	**566,957**
Total debt	13,896	26,689	101,236	33,496	**208,031**
Total liabilities	33,968	54,112	151,832	100,878	**323,232**
Total stockholders' equity	5,590	24,461	9,527	214,999	**243,725**
Other Financial Data:					
Gross spread on marine petroleum products(3)	19,413	24,997	40,804	62,020	**89,671**
Gross spread per metric ton of marine fuel sold (U.S. dollars)(3)	17.3	21.1	23.2	26.0	**25.9**
Net cash provided by (used in) operating activities	4,206	17,333	1,475	17,064	**(128,128)**
Net cash used in investing activities	4,132	29,360	34,973	55,190	**124,692**
Net cash provided by financing activities	1,366	13,435	37,820	112,949	**172,362**
Operating Data:					
Sales volume of marine fuel (metric tons)(4)	1,109,887	1,169,430	1,746,377	2,367,289	**3,437,269**
Number of service centers, end of period(5)	3.0	3.0	4.0	5.0	**6.0**
Number of operating bunkering tankers, end of period(6)	4.0	9.0	10.0	12.0	**17.0**
Average number of operating bunkering tankers(6)(7)	3.7	6.8	9.0	11.1	**13.5**

(1) On November 17, 2005, we filed a registration statement on Form F-1 in connection with an initial public offering of 10,000,000 shares of our common stock. In early 2006, we postponed further activities in connection with that offering. Accordingly, during the year ended December 31, 2006, we wrote off $1.6 million, representing all deferred costs incurred in connection with that offering.

(2) Amounts give effect to the 1.26-for-one stock split effected November 21, 2006 and the 24,184.783-for-one stock split effected November 14, 2005.

(3) Gross spread on marine petroleum products represents the margin that we generate on sales of marine fuel and lubricants. We calculate gross spread on marine petroleum products by subtracting from sales of marine petroleum products the cost of marine petroleum products sold and any cargo transportation costs. For arrangements in which we physically supply marine petroleum products using our bunkering tankers, costs of marine petroleum products sold represents amounts paid by us for marine petroleum products sold in the relevant reporting period. For arrangements in which marine petroleum products are purchased from our related company, Aegean Oil S.A., or Aegean Oil, cost of marine petroleum products sold represents the total amount paid by us to the physical supplier for marine petroleum products and their delivery to our customers. For arrangements in which we purchase cargos for our floating storage facilities, cargo transportation costs are either included in the purchase price of marine fuels that we paid to the supplier or paid separately by us to a third-party transportation provider.

Gross spread per metric ton of marine fuel sold represents the margins we generate per metric ton of marine fuel sold. We calculate gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

	For the Year Ended December 31,				
	2003	2004	2005	2006	**2007**
	(in thousands of U.S. dollars, unless otherwise stated)				
Gross spread on marine petroleum products	19,413	24,997	40,804	62,020	**89,671**
Less: Sales of lubricants	(1,500)	(3,471)	(3,824)	(6,628)	**(7,313)**
Add: Cost of lubricants sold	1,300	3,097	3,560	6,173	**6,777**
Gross spread on marine fuel	19,213	24,623	40,540	61,565	**89,135**
Sales volume of marine fuel (metric tons)	1,109,887	1,169,430	1,746,377	2,367,289	**3,437,269**
Gross spread per metric ton of marine fuel sold (U.S. dollars)	17.3	21.1	23.2	26.0	**25.9**

The following table reconciles our gross spread on marine petroleum products sold to the most directly comparable GAAP measure, operating income, for all periods presented:

	For the Year Ended December 31,				
	2003	2004	2005	2006	2007
	(in thousands of U.S. dollars)				
Gross spread on marine petroleum products	19,413	24,997	40,804	62,020	89,671
Add: Voyage revenues	8,100	14,983	10,450	11,639	5,758
Add: Other revenues	1,126	593	1,275	1,516	1,266
Add: Gain on sale of vessel	—	—	—	—	2,693
Less: Salaries, wages and related costs	(3,581)	(5,052)	(8,958)	(12,871)	(24,363)
Less: Vessel hire charges	(3,390)	(2,436)	(518)	—	—
Less: Depreciation	(809)	(1,546)	(2,226)	(4,240)	(6,373)
Less: Amortization	(240)	(386)	(636)	(1,684)	(3,224)
Less: Management fees	(513)	(183)	(182)	(223)	(54)
Less: Other operating expenses	(9,043)	(12,348)	(16,629)	(25,697)	(39,042)
Add: Cargo transportation costs	—	—	—	—	4,466
Operating income	11,063	18,622	23,380	30,460	30,798

The amount that we have to pay for marine petroleum products to fulfill a customer order has been the primary variable in determining the prices quoted to customers. Therefore, we evaluate gross spread per metric ton of marine fuel sold and gross spread on marine petroleum products in pricing individual transactions and in long-term strategic pricing decisions. We actively monitor our pricing and sourcing strategies in order to optimize our gross spread on marine petroleum products. We believe that this measure is important to investors because it is an effective intermediate performance measure of the strength of our operations.

Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold should not be considered as alternatives to operating income, net income or other GAAP measures and may not be comparable to similarly titled measures of other companies. Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold do not reflect certain direct and indirect costs of delivering marine petroleum products to our customers (such as crew salaries, vessel depreciation, storage costs, other vessel operating expenses and overhead costs) or other costs of doing business.

For all periods presented, we purchased marine petroleum products in Greece from our related company, Aegean Oil, which is a physical supplier in Greece. The cost of these marine petroleum products was contractually calculated based on Aegean Oil's actual cost of these products plus a margin.

(4) The sales volume of marine fuel is the volume of sales of various classifications of marine fuel oil, or MFO, and marine gas oil, or MGO, for the relevant period and is denominated in metric tons. We do not utilize the sales volume of lubricants as an indicator. The sales volume of marine fuel includes the volume of sales made to the United States Navy, which individually accounted for approximately 25%, 24% and 3% of our total revenues for the years ended December 31, 2003, 2004 and 2005, respectively. Sales to the United States Navy comprised less than 1% of our total revenues for the years ended December 31, 2006 and 2007.

(5) The number of service centers includes our physical supply operations in the United Arab Emirates, Gibraltar, Jamaica, Singapore and Northern Europe, as well as Greece, where we conduct operations through our related company, Aegean Oil. The number of service centers is an indicator of the geographical distribution of our operations and affects both the amount of revenues and expenses that we record during a given period. We commenced physical supply operations in Singapore on June 2, 2006. We acquired our service center in Northern Europe on October 9, 2007.

(6) This data does not include our recently-sold Aframax tanker, the Aegean Hellas, our two Panamax tankers, the Fos and the Ouranos and our recently-purchased Aframax tanker, the Leader. We used the Aegean Hellas as an ocean-going tanker and currently use the Fos, the Ouranos and the Leader as floating storage facilities.

(7) Average number of operating bunkering tankers is the number of operating bunkering tankers in our fleet for the relevant period, as measured by the sum of the number of days each bunkering tanker was used as a part of our fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of operating bunkering tankers at the end of the period.

The following management's discussion and analysis of the results of our operations and our financial condition should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this report. This discussion includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors. Please refer to the section of this report entitled "Cautionary Statement Regarding Forward-Looking Statements."

OPERATING RESULTS

General

We are a marine fuel logistics company that physically supplies and markets refined marine fuel and lubricants to ships in port and at sea. As a physical supplier, we purchase marine fuel from refineries, major oil producers and other sources and resell and deliver these fuels using our bunkering tankers to a broad base of end users.

We sell marine petroleum products to customers primarily at a margin over PLATTS prices (benchmark market prices). PLATTS prices are quoted daily by region and by terms of delivery. We have not had a significant number of long-term written agreements with customers. Under a typical sales contract, a customer requests that we quote a fixed price per metric ton for the sale and delivery of a specified volume and classification of marine fuel on a given date. The customer requests a quotation several days prior to the delivery date. We, generally, do not quote prices for periods in excess of one week. Once an agreement has been made with a customer, we are deemed to be bound to deliver the specified quantity and classification of marine fuel at the quoted fixed price on the specified delivery date to an identified vessel at a named location. We remain responsible for securing the supply of marine fuel from the supplier and for delivering the marine fuel to the customer's vessel.

We purchase marine petroleum products from reputable suppliers under either long-term supply contracts or on the spot markets at a margin over PLATTS prices. Except for our service centers in Gibraltar and the United Arab Emirates, we generally take deliveries of the products on the day of, or few days prior to, the delivery of the products to the customer's vessel. In Gibraltar and the United Arab Emirates, utilizing our storage facility, we take deliveries of the products generally more than one but less than two weeks prior to delivery of the products to our customers. The cost of our marine fuel purchases is generally fixed at the date of loading from the supplier's premises. Generally, under our long-term supply contracts, the supplier undertakes to supply us with a minimum quantity of marine fuel per month subject to a maximum. Price calculations vary from supplier to supplier in terms of the supplier's margins, the referenced PLATTS prices and the calculation of the average PLATTS price. Depending on the agreement with each supplier, the referenced PLATTS price could be the spot price or an average price over a specified period.

We deliver marine petroleum products to our customers mainly through our bunkering tankers. We are responsible for paying our tankers' operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, spares and consumable stores, tonnage taxes and other vessel-related expenses. Our bunkering tankers are not used for the transportation of petroleum products across oceans. Accordingly, a significant portion of our vessel operating expenses are fixed or semi-variable (e.g., a bunkering tanker's insurance costs, crew wages and certain other costs are incurred irrespective of the number of sales deliveries it makes during a period) and, as a group, represent the most significant operating expense for us other than the cost of marine petroleum products sold.

We incur overhead costs to support our operations. In general, the logistics of purchasing, selling and delivering marine fuel to customers are managed and coordinated by employees at our marketing and operating office in Greece, employees at our local service centers and the crew of our bunkering tankers.

Factors Affecting Our Results of Operations

We believe that the important measures for analyzing trends in our results of operations consist of the following:

- *Sales volume of marine fuel.* We define the sales volume of marine fuel as the volume of sales of various classifications of marine fuel oil, or MFO, marine diesel oil, or MDO, and marine gas oil, or MGO, for the relevant period, measured in metric tons. The sales volume of marine fuel is an indicator of the size of our operations as it affects both the sales and the cost of marine petroleum products recorded during a given period. Sales volume of marine fuel does not include the sales volume of lubricants due to insignificant volumes for all periods presented.
- *Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold.* Gross spread on marine petroleum products represents the margin that we generate on sales of marine fuel and lubricants. We calculate gross spread on marine petroleum products by subtracting from sales of marine petroleum products the cost of marine petroleum products sold and any cargo transportation costs. For arrangements in which we physically supply marine petroleum products using our bunkering tankers, costs of marine petroleum products sold represents amounts paid by us for marine petroleum products sold in the relevant reporting period. For arrangements in which marine petroleum products are purchased from our related company, Aegean Oil

S.A., or Aegean Oil, cost of marine petroleum products sold represents the total amount paid by us to the physical supplier for marine petroleum products and their delivery to our customers. For arrangements in which we purchase cargos for our floating storage facilities, cargo transportation costs are either included in the purchase price of marine fuels that we paid to the supplier or paid separately by us to a third-party transportation provider.

Gross spread per metric ton of marine fuel sold represents the margins we generate per metric ton of marine fuel sold. We calculate gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

	For the Year Ended December 31,				
	2003	2004	2005	2006	2007
	(in thousands of U.S. dollars, unless otherwise stated)				
Gross spread on marine petroleum products	19,413	24,997	40,804	62,020	**89,671**
Less: Sales of lubricants	(1,500)	(3,471)	(3,824)	(6,628)	**(7,313)**
Add: Cost of lubricants sold	1,300	3,097	3,560	6,173	**6,777**
Gross spread on marine fuel	19,213	24,623	40,540	61,565	**89,135**
Sales volume of marine fuel (metric tons)	1,109,887	1,169,430	1,746,377	2,367,289	**3,437,269**
Gross spread per metric ton of marine fuel sold (U.S. dollars)	17.3	21.1	23.2	26.0	**25.9**

The following table reconciles our gross spread on marine petroleum products sold to the most directly comparable GAAP measure, operating income, for all periods presented:

	For the Year Ended December 31,				
	2003	2004	2005	2006	2007
	(in thousands of U.S. dollars)				
Gross spread on marine petroleum products	19,413	24,997	40,804	62,020	**89,671**
Add: Voyage revenues	8,100	14,983	10,450	11,639	**5,758**
Add: Other revenues	1,126	593	1,275	1,516	**1,266**
Add: Gain on sale of vessel	—	—	—	—	**2,693**
Less: Salaries, wages and related costs	(3,581)	(5,052)	(8,958)	(12,871)	**(24,363)**
Less: Vessel hire charges	(3,390)	(2,436)	(518)	—	**—**
Less: Depreciation	(809)	(1,546)	(2,226)	(4,240)	**(6,373)**
Less: Amortization	(240)	(386)	(636)	(1,684)	**(3,224)**
Less: Management fees	(513)	(183)	(182)	(223)	**(54)**
Less: Other operating expenses	(9,043)	(12,348)	(16,629)	(25,697)	**(39,042)**
Add: Cargo transportation costs	—	—	—	—	**4,466**
Operating income	11,063	18,622	23,380	30,460	**30,798**

The amount that we have to pay for marine petroleum products to fulfill a customer order has been the primary variable in determining the prices quoted to customers. Therefore, we evaluate gross spread per metric ton of marine fuel sold and gross spread on marine petroleum products in pricing individual transactions and in long-term strategic pricing decisions. We actively monitor our pricing and sourcing strategies in order to optimize our gross spread on marine petroleum products. We believe that this measure is important to investors because it is an effective intermediate performance measure of the strength of our operations.

Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold should not be considered as alternatives to operating income, net income or other GAAP measures and may not be comparable to similarly titled measures of other companies. Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold do not reflect certain direct and indirect costs of delivering marine petroleum products to our customers (such as crew salaries, vessel depreciation, storage costs, other vessel operating expenses and overhead costs) or other costs of doing business.

- *Number of service centers.* The number of service centers includes our physical supply operations in the United Arab Emirates, Gibraltar, Jamaica, Singapore and Northern Europe, as well as Greece, where we conduct operations through our related company, Aegean Oil. The number of service centers is an indicator of the geographical distribution of our operations and affects both the amount of revenues and expenses that we record during a given period. We commenced physical supply operations in Singapore on June 2, 2006. We acquired our service center in Northern Europe on October 9, 2007.

- *Average number of operating bunkering tankers.* Average number of operating bunkering tankers is the number of operating bunkering tankers in our fleet for the relevant period, as measured by the sum of the number of days each bunkering tanker was used as a part of our fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of operating bunkering tankers at the end of the period. The average number of operating bunkering tankers is an indicator of the size of our fleet and operations and affects both the amount of revenues and expenses that we record during a given period.

The following table reflects our sales volume of marine fuel, gross spread on marine petroleum products, gross spread per metric ton of marine fuel sold, number of service centers and average number of operating bunkering tankers for the periods indicated.

	Year Ended December 31,		
	2005	2006	2007
	(in thousands of U.S. dollars, unless otherwise stated)		
Sales volume of marine fuel (metric tons)	1,746,377	2,367,289	3,437,269
Gross spread on marine petroleum products	40,804	62,020	89,671
Gross spread per metric ton of marine fuel sold (U.S. dollars)	23.2	26.0	25.9
Number of service centers, end of period	4.0	5.0	6.0
Average number of operating bunkering tankers	9.0	11.1	13.5

Sales of Marine Petroleum Products and Gross Spread on Marine Petroleum Products

Our sales of marine petroleum products and gross spread on marine petroleum products consist of the sales revenue and gross spread that we generate on sales of marine fuel and lubricants.

Our sales of marine petroleum products are driven primarily by the number of our service centers, the number of operating bunkering tankers in our fleet, our sales prices and our credit terms and credit control process. The cost of marine petroleum products sold is driven primarily by availability of marine petroleum products, our purchasing methods, supplier cost prices and credit terms and our internal quality control processes. These drivers, in turn, are affected by a number of factors, including:

- our entrance into new markets;
- our purchasing methods of marine petroleum products;
- our marketing strategy;
- our vessel acquisitions and disposals;
- PLATTS prices;
- conditions in the international shipping and the marine fuel supply industries;
- regulation of the marine fuel supply industry;
- regulation of the tanker industry;
- levels of supply of and demand for marine petroleum products;
- levels of competition; and
- other factors affecting our industry.

The following table reflects our growth in sales of marine petroleum products in each of our service centers for the periods indicated. The sales of marine petroleum products attributed to each service center are based on the point-of-delivery geographical location of the customer vessels.

	Year Ended December 31,		
	2005	2006	2007
	(in thousands of U.S. dollars)		
Greece[(1)]	125,540	167,061	165,231
Gibraltar[(1)]	152,372	240,412	433,524
United Arab Emirates[(1)]	130,459	180,453	287,347
Jamaica[(1)]	77,385	147,211	212,093
Singapore[(1)(2)]	—	39,496	193,747
Northern Europe[(1)(3)]	—	—	37,443
Other sales[(4)]	19,849	16,024	16,464
Total	505,605	790,657	1,345,849

(1) Excludes sales of lubricants which are included in other sales.

(2) We commenced physical supply operations in Singapore on June 2, 2006.

(3) We acquired our service center in Northern Europe on October 9, 2007.

(4) Includes sales of marine fuel not attributed to any of our service centers and sales of lubricants worldwide.

We sell and deliver marine petroleum products to a broad and diversified customer base, including international commercial shipping companies, governments, and marine fuel traders and brokers. For the years ended December 31, 2005, 2006 and 2007, none of our customers accounted for more than 10% of our total revenues.

The commercial shipping industry generally purchases marine fuel on a spot basis and historically we have not had any long-term sales volume contracts with customers. On March 1, 2006, however, we entered into a two-year contract to supply minimum quantities of fuel to a commercial customer in Jamaica. As we expand our global network and increase our geographical coverage, we expect some of our customers to enter into long-term sales volume contracts.

In addition to our physical supply operations, from time to time we conduct limited marine fuel trading activities, generally in locations where we do not have service centers. This business involves activities whereby we contract with third-party physical suppliers to sell us marine fuel and to deliver the marine fuel to a customer in the relevant location. Accordingly, our trading activities do not involve our physical possession of marine fuel and require less complex logistical operations, and infrastructure. As such, we typically earn a significantly lower gross spread from our trading activities than from our physical supply activities.

We purchase and take delivery of marine petroleum products from various suppliers under long-term volume contracts or on the spot market. Long-term supply contracts from third parties allow us to minimize our exposure to supply shortages. In general, at each of our service centers except for Gibraltar and the United Arab Emirates, we purchase from local supply sources.

Our cost of marine petroleum products includes purchases from related companies. In Greece, we purchase marine petroleum products under a ten-year supply contract that commenced on April 1, 2005, from our related company, Aegean Oil, which charges us its actual cost of the marine petroleum products plus a margin. We believe the amounts we paid to our related company are comparable to amounts that we would have negotiated in arm's-length transactions with unaffiliated third parties. Prior to June 1, 2005, we also purchased marine petroleum products from Golden Sun Marine Corp., our related company.

The following table reflects our cost of marine petroleum products sold incurred from third-party suppliers and from our related company suppliers for the periods indicated.

	Year Ended December 31,		
	2005	2006	2007
	(in thousands of U.S. dollars)		
Third-party suppliers	360,223	573,615	**1,091,769**
Related company suppliers	104,578	155,022	**159,943**
Total	464,801	728,637	**1,251,712**

We seek to increase our sales of marine petroleum products and our gross spread on marine petroleum products, on an integrated basis, through expansion into new markets, acquisitions of double hull bunkering tankers and the diversification and further optimization of purchasing methods. Our gross spread on marine petroleum products differs for each of our service centers, reflecting the different competitive conditions that exist in the markets served by them. Factors affecting competitive conditions in a market that we service include customer demand, availability of supplies and the strength and number of competitors that operate in the market. We believe that for any new service centers that we may establish, gross spread on marine petroleum products may be lower than for our existing service centers. We also believe that the competitive conditions in the markets served by our existing service centers may generally be more favorable to us than those in other markets that we may consider for future expansion.

Voyage Revenues

In the past, our voyage revenues were primarily derived from time and voyage charters of our only non-bunkering tanker, Aegean Hellas, which is a single hull Aframax tanker with a cargo-carrying capacity of approximately 92,000 dwt. We purchased this tanker with the initial intention of strategically positioning it as a floating storage facility at one of the ports that we serve. As of December 31, 2006, we were deploying this vessel for hire in the international spot market. Voyage revenues of Aegean Hellas were driven primarily by the number of operating days and the amount of daily charter hire rates, which, in turn, were affected by a number of factors, including the duration of the charter, the age, condition and specification of the vessel and the levels of supply and demand in the tanker shipping industry. On April 17, 2007, we sold Aegean Hellas to an unrelated third party.

Voyage revenues are also generated by tankers that we utilize in the spot market pending their deployment as storage vessels or bunkering tankers. In addition, we have entered into newbuilding contracts for the construction of two new double hull petroleum products tankers with roll-on roll-off facilities and refueling capabilities for fuel trucks, which we call specialty tankers, and we have options to build four additional specialty tankers. We currently plan to exercise these options. We currently intend to position these tankers in Greek waters and we expect to deploy them primarily under contracts of affreightment with operators of gasoline station networks in the Greek Islands, including major oil producers, state-owned refineries and independent physical suppliers of gasoline and related products. We expect that voyage revenues will increase once the first specialty tanker is delivered to us and placed into service.

Salaries, Wages and Related Costs

We employ salaried employees at our offices in Greece, New York City, and at each of our service centers. Furthermore, we employ crews for our bunkering tankers under short-term contracts. The majority of our salaries, wages and related costs are for our salaried employees and vessel crews. Costs relating to our salaried employees are mainly incurred at our office in Greece where most of our sales and marketing, operations, technical, accounting and finance departments are located and our administrative office in New York City from where we oversee our financial and other reporting functions. We maintain a minimal number of salaried employees at our service centers where we typically employ a local operations manager and staff to support the logistical aspects of our operations.

The following table reflects salaries, wages and costs related to our crews and salaried employees.

	Year Ended December 31,		
	2005	2006	2007
	(in thousands of U.S. dollars)		
Shipboard personnel	5,962	8,319	11,509
Shoreside personnel	2,996	4,552	12,854
Total	8,958	12,871	24,363

Our salaries, wages and related costs have grown over the past several years mainly due to our expansion and the increase in crew wages as we have added bunkering tankers to our fleet. We expect that the amount of salaries, wages and related costs will continue to increase as a result of our further expansion into new markets and acquisitions of additional double hull bunkering tankers and floating storage facilities.

Depreciation

The cost of our vessels is depreciated on a straight-line basis over the expected useful life of each vessel. We expect that these charges will continue to increase primarily as a result of our planned acquisitions of additional bunkering tankers and floating storage facilities.

Other Operating Expenses

Other operating expenses primarily include the voyage costs of our recently-sold Aframax tanker, the Aegean Hellas, and the operating expenses of all our bunkering tankers, including the cost of insurance, expenses relating to repairs and maintenance (which does not include amortization of drydocking costs), the cost of spares and consumable stores, consumption of marine petroleum products and other miscellaneous expenses. Our bunkering tanker operating expenses, which generally represent fixed costs, have historically increased as a result of the enlargement of our fleet. We expect these expenses to increase further as a result of our acquisition of additional bunkering tankers and floating storage facilities.

Other operating expenses also include expenses relating to rent, communal charges, advertising, travel, public relations and auditing and legal fees. We expect these expenses to increase further as we enter new markets and as a result of our transformation from a privately-held business to a publicly-traded company.

Other operating expenses include a provision for doubtful accounts. We believe that our provision for doubtful accounts has been relatively low in the past several years due to our effective credit control process. As we expand our operations across the globe, we expect our provision for doubtful accounts to increase concurrently with our revenues.

Finally, other operating expenses include amounts relating to the storage of marine petroleum products resulting from acquisitions and use of floating storage facilities such as our tankers, the Ouranos, Fos and Leader. We believe that the ownership of floating storage facilities will allow us to mitigate the risk of supply shortages. Generally, the costs of storage have been included in the price per metric ton quoted by local suppliers of refined marine fuel. Accordingly, we expect that the ownership of floating storage facilities will allow us to convert the variable costs of this storage fee markup per metric ton quoted by suppliers into fixed costs of operating our storage facilities, allowing us to spread larger sales volumes over a fixed cost base and to decrease our refined marine fuel costs.

Management Fees

We have historically paid Aegean Shipping Management S.A., or Aegean Shipping, our former fleet manager and a related company, owned and controlled by members of Mr. Melisanidis' family, a fixed management fee per month for each vessel in our operating fleet in exchange for providing our bunkering tankers and Aframax tankers with strategic, technical and commercial management services in connection with the deployment of our fleet. On April 17, 2007, we sold the last vessel managed by Aegean Shipping, the Aegean Hellas. We believe the amounts we paid to our related company manager were comparable to amounts that we would have negotiated in arm's-length transactions with unaffiliated third parties.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with long-term debt to partially finance the acquisitions of our vessels and in connection with short-term bank borrowings obtained for working capital purposes. In connection with our initial public offering, we repaid and terminated a portion of our outstanding indebtedness. Subsequently, we have incurred and expect to continue incurring interest expense and financing costs under our (i) existing credit facilities to finance the construction of our new bunkering tankers, (ii) existing credit facilities to finance the construction of our new specialty tankers, and (iii) our senior secured credit facility. We intend to limit the amount of these expenses and costs by repaying our outstanding indebtedness from time to time from our cash flows from operations. Furthermore, if we decide to purchase other vessels or pursue other projects in the future, we may consider strategic debt or equity financing options at that time.

We believe that, in the short-term, a majority of the interest and financing costs relating to our credit facilities to finance vessel construction, will be capitalized as part of the acquisition costs of our vessels and not be incurred as interest expense in our statements of income.

Income Taxes

Our principal operating subsidiary, AMP, is incorporated in the Republic of Liberia. Under regulations promulgated by the Liberian Ministry of Finance, because AMP is considered a non-resident domestic corporation, it is not required to pay any tax or file any report or return with the Republic of Liberia in respect of income derived from its operations outside of the Republic of Liberia. The Liberian Ministry of Justice has issued an opinion that these regulations are valid. If AMP were subject to Liberian tax, it would be subject to tax at a rate of 35% on its worldwide income, and dividends it pays to us would be subject to a withholding tax at rates ranging from 15% to 20%.

AMP has established an office in Greece which provides services to AMP and AMP's office in Cyprus. Under the laws of Greece, and in particular under Greek Law 3427/2005 which amended, replaced and supplemented provisions of Law 89/1967, which expired on December 31, 2005, the income of AMP's Greek office is calculated on a cost plus basis on expenses incurred by that office. The Greek Ministry of Economy and Finance has determined that the profit margin applicable to AMP is 5%. This determination is subject to periodic review. AMP's income, as calculated by applying the 5% profit margin, is subject to Greek corporate income tax at the rate of 29% for fiscal year 2006 and 25% for fiscal years 2007 and later. All expenses to which the profit percentage applies are deducted from gross income for Greek corporate income tax purposes. Accordingly, under Greek Law 3427/2005, as currently applied to us, we expect that AMP will continue to have no liability for any material amount of Greek income tax.

Under the laws of the countries of incorporation of our vessel-owning subsidiaries and our subsidiaries that operate service centers and the laws of the countries of our vessels' registration, our vessel-owning companies are generally not subject to tax on our income that is characterized as shipping income.

Our corporate income tax exposure is in taxable jurisdictions such as Gibraltar, Jamaica, Singapore and Belgium.

Our business is affected by taxes imposed on the purchase and sale of marine petroleum products in various jurisdictions in which we operate from time to time. These taxes include sales, excise, goods and services taxes, value-added taxes, and other taxes. We do not pay a material amount of tax in any jurisdiction in which we operate.

RESULTS OF OPERATIONS

Year ended December 31, 2007 compared to the year ended December 31, 2006

Sales of Marine Petroleum Products. Sales of marine petroleum products increased by $555.1 million, or 70.2%, to $1,345.8 million for the year ended December 31, 2007, compared to $790.7 million for the year ended December 31, 2006. Of the total increase in sales of marine petroleum products, $416.7 million was attributable to an increase in sales volume of marine fuel (using average prices for the year ended December 31, 2007), $137.8 million was attributable to a 17.6% increase in the average price of marine fuel (using sales volumes for the year ended December 31, 2006), and $0.6 million was attributable to an increase in the sales of lubricants. Sales volume of marine fuel increased by 1,069,980 metric tons, or 45.2%, to 3,437,269 metric tons for the year ended December 31, 2007, compared to 2,367,289 metric tons for the year ended December 31, 2006 due to additional volume of sales of marine fuel in Gibraltar, the United Arab Emirates, Jamaica and Singapore and due to sales of marine fuel in our service center in Northern Europe, which commenced physical supply operations on October 9, 2007. Our increased volume of sales in our service centers is mainly attributable to improved market conditions. The increase in the average price of marine fuel is primarily due to the increase in worldwide oil and gas prices.

Gross Spread on Marine Petroleum Products. Gross spread on marine petroleum products increased by $27.7 million, or 44.7%, to $89.7 million for the year ended December 31, 2007, compared to $62.0 million for the year ended December 31, 2006. The increase in our gross spread on marine petroleum products mainly resulted from the increased sales volume of marine fuel. Our gross spread per metric ton of marine fuel sold during the year ended December 31, 2007 remained virtually unchanged at $25.9 compared to $26.0 for the year ended December 31, 2006. The nominal change in our gross spread per metric ton of marine fuel sold was significantly lower than the increase of 17.6% in the average price of marine fuel; gross spreads per metric ton do not generally increase or decrease proportionately with the price of marine fuel. Accordingly, gross spread on marine petroleum products, as a percentage of total revenues, decreased from 7.7% for the year ended December 31, 2006 to 6.6% for the year ended December 31, 2007. Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold are non-GAAP measures and should not be considered as alternatives to operating income, net income or other GAAP measures and may not be comparable to similarly titled measures of other companies. Please refer to section entitled "Factors Affecting Our Results of Operations" for a reconciliation of gross spread on marine petroleum products to the most directly comparable GAAP measure.

Voyage Revenues. Voyage revenues decreased by $5.8 million, or 50.0%, to $5.8 million for the year ended December 31, 2007, compared to $11.6 million for the year ended December 31, 2006. This decrease was mainly attributable to the sale of our Aframax tanker, the Aegean Hellas, on April 17, 2007.

Salaries, Wages and Related Costs. Salaries, wages and related costs increased by $11.5 million, or 89.1%, to $24.4 million for the year ended December 31, 2007, compared to $12.9 million for the year ended December 31, 2006. This increase was mainly due to increased full-time employees primarily at our Greek office as we hired new operational employees to manage our expanded fleet and service center network and accounting and finance staff to manage our increased reporting requirements as a public company. Furthermore, crew costs increased as the average number of operating bunkering tankers increased to 13.5 for the year ended December 31, 2007, compared to 11.1 for the year ended December 31, 2006. Furthermore, increased crew costs included salaries of our crew on the floating storage facilities, Ouranos and Leader, which were acquired during 2007, and of our crew on the Fos, which was acquired during the latter half of 2006.

Depreciation. Depreciation increased by $2.2 million, or 52.4%, to $6.4 million for the year ended December 31, 2007, compared to $4.2 million for the year ended December 31, 2006. This increase exceeded the 21.6% increase in the average number of operating bunkering tankers due to the higher age and acquisition costs of recently-acquired bunkering tankers and floating storage facilities.

Other Operating Expenses. Other operating expenses increased by $13.3 million, or 51.8%, to $39.0 million for the year ended December 31, 2007, compared to $25.7 million for the year ended December 31, 2006. This increase in other operating expenses was primarily attributable to the following factors: $6.3 million of the total increase was attributable to the increase in the vessel operating costs of our bunkering tankers, which include insurance policies, repairs and maintenance, spares and consumable stores and consumption of marine petroleum products and $6.2 million of the total increase was attributable to the increase in overhead costs, mainly general and administrative expenses of our Greek office, our New York City office and our service centers, including costs of complying with our increased compliance and reporting requirements as a public company. Furthermore, $4.5 million of the total increase was attributable to cargo transportation costs which were not applicable during 2006. The above-mentioned increases were offset by a $3.1 million decrease in the operating costs of our recently-sold Aframax tanker as well as a decrease in storage costs of $0.6 million.

Interest and Finance Costs. Interest and finance costs declined by $1.7 million to $3.5 million for the year ended December 31, 2007, compared to $5.2 million for the year ended December 31, 2006. The decrease in interest and finance costs was mainly attributable to the repayment of a material portion of our debt outstanding following our initial public offering on December 8, 2006.

Year ended December 31, 2006 compared to the year ended December 31, 2005

Sales of Marine Petroleum Products. Sales of marine petroleum products increased by $285.1 million, or 56.4%, to $790.7 million for the year ended December 31, 2006, compared to $505.6 million for the year ended December 31, 2005. Of the total increase in sales of marine petroleum products, $205.6 million was attributable to an increase in sales volume of marine fuel (using average prices for the year ended December 31, 2006), $76.7 million was attributable to a 15.3% increase in the average price of marine fuel (using sales volumes for the year ended December 31, 2005), and $2.8 million was attributable to an increase in the sales of lubricants. Sales volume of marine fuel increased by 620,912 metric tons, or 35.6%, to 2,367,289 metric tons for the year ended December 31, 2006, compared to 1,746,377 metric tons for the year ended December 31, 2005 due to additional volume of sales of marine fuel in Greece, Gibraltar, the United Arab Emirates and Jamaica and due to sales of marine fuel in our service center in Singapore, which commenced physical supply operations on June 2, 2006. Our increased volume of sales in our service centers is mainly attributable to improved market conditions. The increase in the average price of marine fuel is primarily due to the increase in worldwide oil and gas prices.

Gross Spread on Marine Petroleum Products. Gross spread on marine petroleum products increased by $21.2 million, or 52.0%, to $62.0 million for the year ended December 31, 2006, compared to $40.8 million for the year ended December 31, 2005. The increase in our gross spread on marine petroleum products mainly resulted from the increased sales volume of marine fuel and from the increased gross spread per metric ton of marine fuel sold on such volumes. Our gross spread per metric ton of marine fuel sold during the year ended December 31, 2006 increased 12.1% to $26.0 from $23.2 during the year ended December 31, 2005. The increase in our gross spread per metric ton of marine fuel sold resulted from improved market conditions in our combined port portfolio. Furthermore, the increase in our gross spread per metric ton of marine fuel sold is also due to our increased sales volumes in locations where we generally obtain higher margins such as our service centers in Jamaica and Gibraltar. Finally, the increase of 12.1% in our gross spread per metric ton of marine fuel sold was slightly lower than the increase of 15.3% in the average price of marine fuel; gross spreads per metric ton do not generally increase or decrease proportionately with the price of marine fuel. Accordingly, gross spread on marine petroleum products, as a percentage of total revenues, decreased from 7.9% for the year ended December 31, 2005 to 7.7% for the year ended December 31, 2006. Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold are non-GAAP measures and should not be considered as alternatives to operating income, net income or other GAAP measures and may not be comparable to similarly titled measures of other companies. Please refer to section entitled "Factors Affecting Our Results of Operations" for a reconciliation of gross spread on marine petroleum products to the most directly comparable GAAP measure.

Voyage Revenues. Voyage revenues increased by $1.1 million, or 10.5%, to $11.6 million for the year ended December 31, 2006, compared to $10.5 million for the year ended December 31, 2005. This increase was mainly attributable to an increase in the average daily charter hire rates of our Aframax tanker during 2006. Furthermore, the increase in voyage revenues was constrained by off-hire time of approximately two months in 2006 when our Aframax tanker was drydocked.

Salaries, Wages and Related Costs. Salaries, wages and related costs increased by $3.9 million, or 43.3%, to $12.9 million for the year ended December 31, 2006, compared to $9.0 million for the year ended December 31, 2005. This increase is mainly due to increased crew costs. The average number of operating bunkering tankers increased by 23.3%, to 11.1 for the year ended December 31, 2006, compared to 9.0 for the year ended December 31, 2005. Furthermore, increased crew costs included salaries of our crew on the floating storage facility, Fos, which was acquired during 2006, and salaries of our crew on the bunkering tanker, Aegean Flower, which was not operational during the first quarter of 2005 due to an engine breakdown. The increase in salaries, wages and related costs is also attributable to additional salaried employees hired at our Greek office, including sales and marketing and operations personnel to manage our expanded network and accounting and finance staff employed in anticipation of our reporting requirements as a public company.

Vessel Hire Charges. We did not incur any vessel hire charges during the year ended December 31, 2006 due to the reduction of sales of marine petroleum products to the United States Navy. The reduction of sales to the United States Navy was due to decreased naval activity in Greece in 2006. During the year ended December 31, 2005, we incurred vessel hire charges of $0.5 million to service the United States Navy vessels at Souda Bay in Crete, Greece, where we are required to deliver marine petroleum products using Greek-owned vessels which we do not own but hire from a related company.

Depreciation. Depreciation increased by $2.0 million, or 90.9%, to $4.2 million for the year ended December 31, 2006, compared to $2.2 million for the year ended December 31, 2005. This increase exceeded the 23.3% increase in the average number of operating bunkering tankers due to the higher age and acquisition costs of the three double hull bunkering tankers, Aegean Pride I, Aegean XI and Aegean Force, acquired on December 20, 2005, May 3, 2006 and July 25, 2006, than the average age and acquisition costs of our then-existing fleet.

Other Operating Expenses. Other operating expenses increased by $9.1 million, or 54.8%, to $25.7 million for the year ended December 31, 2006, compared to $16.6 million for the year ended December 31, 2005. Of the total increase in other operating expenses, $2.0 million was attributable to the increase in the vessel operating costs of our bunkering tankers, which include insurance policies, repairs and maintenance, spares and consumable stores and consumption of marine petroleum products. A further $1.7 million of the total increase was attributable to an increase in voyage and operating costs of our Aframax tanker. Furthermore, $3.4 million of the total increase was due to our lease of shoreside storage space in Gibraltar as well as to the operating costs of our floating storage facility, the Fos, in Gibraltar. These costs were non-existent in 2005 because we were purchasing marine fuel exclusively from FAMM under a long-term supply contract. Finally, $2.0 million of the total increase was attributable to the increase in other expenses, mainly general and administrative expenses of our Greek office and service centers including costs relating to the establishment of our service center in Singapore.

Write-off of Deferred IPO Costs. On November 17, 2005, we filed a registration statement on Form F-1 in connection with an initial public offering of 10,000,000 shares of our common stock. In early 2006, we postponed further activities in connection with our initial public offering. Accordingly, during the year ended December 31, 2006, we wrote off $1.6 million, representing all deferred costs incurred in connection with the offering.

Interest and Finance Costs. Interest and finance costs increased by $2.9 million to $5.2 million for the year ended December 31, 2006, compared to $2.3 million for the year ended December 31, 2005. The increase in interest and finance costs was mainly attributable to an increase in our total debt outstanding during 2006, mainly resulting from loan agreements signed during the latter half of 2005 all the way up to the date of our initial public offering, December 8, 2006.

Inflation

Inflation has had only a moderate effect on our expenses given recent historical economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating costs.

LIQUIDITY AND CAPITAL RESOURCES

Our treasury activities are controlled centrally by our treasury department, which is located at our offices in Greece. Our treasury department administers our working capital resources including our current accounts, time deposits, overdrafts and bank loans. Our liquidity objective is to maintain an optimum daily net cash position which takes into consideration immediate working capital and operational requirements, as well as short- to medium-term capital expenditure requirements, but which would not result in an unnecessary net cash surplus. In this way we seek to maximize available cash to reinvest in our business. Our policy is to minimize the use of time deposits, financial instruments or other forms of investments which we believe generate lower levels of return than the return on our invested capital.

Our cash is primarily denominated in U.S. dollars because our sales of marine petroleum products are fully denominated in U.S. dollars. Our service centers pay their operating expenses in various currencies—primarily the Euro, the UAE dirham, the Gibraltar pound, the Jamaican dollar and the Singapore dollar. Our treasury department transfers cash to our service centers monthly on an as-needed basis and accordingly, we maintain low levels of foreign currency at our service centers.

Under the laws of jurisdictions where our subsidiaries are located, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that materially affect the remittance of dividends, loans, interest or other payments. Most of our vessel-owning subsidiaries have long-term bank loans outstanding that were obtained to partially finance the acquisition cost of their vessels. Most of these vessel-owning companies are not permitted to pay any dividends without the lender's prior consent. However, these vessel-owning companies generally do not generate third-party revenues and do not possess material amounts of excess cash. Therefore, these restrictions on our vessel-owning companies' ability to pay dividends to us should not materially impact our ability to meet our cash obligations. Accordingly, there are no significant restrictions on our ability to access and mobilize our capital resources located around the world.

We have funded our business primarily through: (i) cash generated from operations, (ii) equity capital and short-term borrowings from our shareholders, (iii) short-term borrowings, and (iv) long-term bank debt. We have a revolving credit facility that provides for borrowings up to certain amounts for working capital purposes as well as a sublimit for the issuance of standby letters of credit. Furthermore, we have long-term debt facilities with several banks in order to partially finance the acquisition costs of several of our vessels. The credit agreements for the long-term debt facilities are secured with first priority mortgages over certain of our vessels. As of December 31, 2007, we believe that we were in compliance in all material respects with all covenants of our credit facilities.

Credit Facilities

As of December 31, 2006 and 2007, we had the following outstanding loans:

Loan	Date	2006	2007
		(in millions of U.S. dollars)	
Senior secured credit facility	December 20, 2007	—	**133.0**
Secured syndicated term loan facility with respect to five newbuildings	July 5, 2007	—	**3.1**
Secured syndicated term loan facility with respect to seven newbuildings	October 30, 2006	7.0	**11.5**
Secured term loan facility with respect to two newbuildings	October 27, 2006	1.5	**4.5**
Secured term loan facility with respect to three newbuildings	October 25, 2006	2.3	**3.8**
Secured term loan facility under the 2006 senior secured credit facility with respect to five newbuildings	December 19, 2006	—	**19.3**
Secured term loan facility with respect to five newbuildings	February 10, 2006	4.2	**—**
Secured syndicated term loan facility with respect to two newbuildings	October 26, 2005	13.5	**15.1**
Secured syndicated term loan facility with respect to five newbuildings	August 30, 2005	5.0	**17.7**
		33.5	**208.0**

The following is a summary of terms, including operating and financial restrictions, of our credit facilities.

Senior secured credit facilities. On December 20, 2007, AMP entered into a syndicated overdraft, guarantee and letter of credit facility with international commercial lenders, our senior secured credit facility, for working capital and general corporate purposes. Our senior secured credit facility replaced the guarantee and letter credit line portion of our 2006 senior secured credit facility discussed below. Our senior secured credit facility is in an amount of up to $300.0 million, consisting of a guarantee and/or letter of credit line in an amount of up to $150.0 million and an overdraft facility in an amount of up to $150.0 million. Our senior secured credit facility has a term of one year which is renewable. The borrowings under the overdraft facility bear interest at a rate of LIBOR plus a margin of 1.25%. Documentary and standby letters of credit are subject to commissions of 0.25% and 0.625%, respectively.

Our senior secured credit facility is secured by, among other things:

- a first priority mortgage on ten of our double hull bunkering tankers and three floating storage facilities, or our mortgaged vessels;
- an assignment of all earnings, requisition compensation and insurance policies of our mortgaged vessels;
- charge over AMP's operating account;
- our corporate guarantee and guarantees of our vessel-owning subsidiaries acting as guarantors;
- the general assignment of trade receivables by us and our subsidiaries; and
- corporate guarantee of our vessel-owning subsidiaries acting as supplemental guarantors and undertakings to provide first priority mortgages if the lenders so request.

Our senior secured credit facility contains certain covenants requiring us to, among other things:

- maintain our listing at the New York Stock Exchange;
- ensure that our vessels are managed by Aegean Bunkering Services Inc. and that there is no change in their management without the lenders' consent;
- obtain and maintain an interest insurance policy and additional perils pollution insurance policies for 100% of the market value of our vessels;
- indemnify the lenders against the consequences of a pollution incident;
- ensure that there is no change of AMP's or our and our subsidiaries' business;
- have direct control of and own directly or indirectly 100% of the capital stock of vessel-owning subsidiaries acting as guarantors and additional guarantors;
- maintain minimum security of 120% of the outstanding facility amount;
- ensure that Mr. Melisanidis controls at least 32% of our shares;
- inform the lenders about any actual or proposed purchases; and
- provide the lenders with financial statements on a semi-annual and annual basis and such other information that the lenders may reasonably request.

Furthermore, our senior secured credit facility contains customary financial covenants requiring us and our subsidiaries to, among other things, ensure that:

- our book net worth shall not be less than $175.0 million;
- our ratio of total liabilities to total assets shall not exceed 0.65-to-one; and
- we maintain additional free liquidity of $25.0 million held with the lender at the end of each month with average minimum daily free liquidity of $10.0 million.

On December 19, 2006, we entered into our senior secured credit facility with an international commercial lender, or the 2006 senior secured credit facility. Our 2006 senior secured credit facility, as amended, is in an amount of up to $248.4 million, consisting of a guarantee and/or letter of credit line in an amount of up to $100.0 million, revolving overdraft facility in an amount of up to $115.0 million and a newbuilding facility to partially finance the acquisition of five of our new bunkering tankers in an amount of up to $33.4 million (which was used to refinance the Secured term loan facility with respect to five newbuildings, dated February 10, 2006). The borrowings under the guarantee and/or letter of credit line portion of the 2006 senior secured credit facility bear interest at a rate of LIBOR plus a margin of 1.25% and documentary and standby letters of credit are subject to commissions of 0.25% and 0.625%, respectively. The newbuilding facility bears interest at LIBOR plus a margin of 1.15% plus additional compliance costs. On December 21, 2007, we replaced the guarantee and/or letter of credit line and the overdraft facility with the senior secured credit facility discussed above. We retained the newbuilding facility portion of the 2006 senior secured credit facility which will have a term of 12 years from approximately the delivery date of each vessel.

As of December 31, 2006, we had no amounts outstanding under our 2006 senior secured credit facility. As of December 31, 2007, we had $133.0 million outstanding under our senior secured credit facility and $19.3 million outstanding under our 2006 senior secured credit facility.

Secured syndicated term loan facility with respect to five newbuildings. On July 5, 2007, five of our vessel-owning subsidiaries, Andros Marine Inc., Dilos Marine Inc., Ios Marine Inc., Sifnos Marine Inc. and Tinos Marine Inc., as co-borrowers, jointly and severally, entered into a secured credit facility for an aggregate amount of $37.6 million with an international commercial bank to finance the construction of five bunkering tankers, DN-3800-11, DN-3800-12, DN-3800-13, DN-3800-14 and DN-3800-15, respectively. The loan bears interest at the rate of LIBOR plus 0.90% before delivery of each vessel and at LIBOR plus 0.85% after such vessel's delivery. Under the terms of the agreement, the borrowers may enter into interest rate swap agreements to hedge their exposure to interest rate risk.

The loan is collateralized by:

- a first priority mortgage over each of the vessels;
- assignments of earnings, insurances and requisition compensation of each of the mortgaged vessels; and
- our corporate guarantee.

Our corporate guarantee contains customary financial covenants requiring us to ensure that:

- our book net worth shall not be less than $150.0 million;
- our ratio of total liabilities to total assets shall not exceed 0.65-to-one; and
- we maintain additional free liquidity of $25.0 million held with the lender at the end of each month with average minimum daily free liquidity of $10.0 million.

Furthermore, we are required to maintain the listing of our shares on the New York Stock Exchange and ensure that Mr. Melisanidis beneficially controls at least 35% of our shares.

The credit facility contains customary financial restrictions on the borrowers, including restrictions on:

- the minimum value of the collateral;
- incurrence of debt; and
- payment of dividends.

The facility is available in five tranches of $7.5 million each. Each tranche is repayable in 40 consecutive quarterly installments in the amount of $187,000 each. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance. As of December 31, 2007, the outstanding balance of the loan was $3.1 million.

Secured syndicated term loan facility with respect to seven newbuildings. On October 30, 2006, seven of our vessel-owning subsidiaries, Kerkyra Marine S.A., Ithaki Marine S.A., Cephallonia Marine S.A., Paxoi Marine S.A., Zakynthos Marine S.A., Lefkas Marine S.A. and Kythira Marine S.A., as co-borrowers, jointly and severally entered into a syndicated secured credit facility for an aggregate amount of $64.75 million with an international commercial bank to finance the construction of seven double hull oil tankers, QHS 207, QHS 208, QHS 209, QHS 210, QHS 215, QHS 216, and QHS 217, respectively. The loan bears interest at LIBOR plus 1.15% before delivery of each vessel and at LIBOR plus 1.05% after such vessel's delivery. Under the terms of the agreement, the borrowers may enter into interest rate swap agreements to hedge their exposure to interest rate risk.

The loan is collateralized by:

- a first priority mortgage over each of the vessels, in favor of the lenders;
- a corporate guarantee by us and ASI as the holding company of the vessel-owning subsidiaries; and
- a manager's undertaking from ABS, as the management company of the vessels.

The secured loan imposes certain operating and financial restrictions on the borrowers, including restrictions on:

- the payment of dividends and the distribution of assets;
- the incurrence of debt;
- mergers and consolidations;
- changes in the business activities that are carried on; and
- changes in legal and/or ultimate beneficial ownership, provided that after the listing of our shares on the New York Stock Exchange, at least 35% of our shares at all times shall be beneficially owned by our then beneficial owners and our then beneficial owners may not beneficially own in the aggregate fewer of our shares than any other person.

The facility is available in seven tranches of $9.25 million each. Each tranche is repayable in 40 quarterly installments in the amount of $125,000 each, plus a balloon payment of $4.25 million payable together with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance. As of December 31, 2006 and December 31, 2007, the balance on the loan was $7.0 million and $11.5 million, respectively.

Secured term loan facility with respect to two newbuildings. On October 27, 2006, two of our vessel-owning subsidiaries, Tasman Seaways Inc. and Santon Limited, as co-borrowers, jointly and severally, entered into a loan agreement with an international commercial bank for a term loan facility in an aggregate amount of $17.6 million to partially finance the construction costs of two double hull tankers, QHS 221 and QHS 224, respectively. The facility bears interest at LIBOR plus 1.15% on 70% of the principal amount and at LIBOR plus 1.25% on 30% of the principal amount.

The loan is collateralized by:

- a first priority or first preferred ship mortgage over each of the vessels, in favor of the lenders;
- our corporate guarantee; and
- a manager's undertaking from ABS, as the management company of the vessels.

The secured loan imposes certain operating and financial restrictions on the borrowers, including restrictions on:

- the payment of dividends and the distribution of assets;
- the incurrence of debt;

- mergers and consolidations;
- changes in the business activities that are carried on; and
- changes in legal and/or ultimate beneficial ownership, provided that after the listing of our shares on the New York Stock Exchange, at least 35% of our shares at all times shall be beneficially owned by our then beneficial owners.

The facility is available in two tranches of $8.8 million each. Each tranche is repayable in 40 consecutive quarterly installments in the amount of $154,000 each, plus a balloon payment of $2.64 million payable together with the last installment. The first installment of each tranche is repayable three months after the date of delivery of the respective vessel. As of December 31, 2006 and December 31, 2007, the balance on the loan was $1.5 million and 4.5 million, respectively.

Secured term loan facility with respect to three newbuildings. On October 25, 2006, three of our vessel-owning subsidiaries, Eton Marine Ltd., Benmore Services S.A. and Ingram Enterprises Co., as co-borrowers, jointly and severally entered into a syndicated secured credit facility for an aggregate amount of $26.25 million to partially finance the construction costs of three double hull tankers, QHS 220, QHS 222 and QHS 223, respectively. This facility bears interest at LIBOR plus 1.30% before delivery of each vessel and at LIBOR plus 1.1875% after such vessel's delivery.

The loan is collateralized by:

- a first priority or first preferred ship mortgage over each of the vessels, in favor of the lenders;
- a corporate guarantee by us and Aegean Shipholdings Inc., or ASI, as the holding company of the vessel-owning subsidiaries;
- a manager's undertaking from ABS, as the management company of the vessels; and
- personal guarantee by a personal guarantor to be agreed upon by the lenders.

The credit facility imposes certain operating and financial restrictions on the borrowers, including restrictions on:

- the payment of dividends and the distribution of assets;
- the incurrence of debt;
- mergers and consolidations;
- changes in the business activities that are carried on; and
- changes in legal and/or ultimate beneficial ownership, provided that after the listing of our shares on the New York Stock Exchange, at least 35% of our shares at all times shall be beneficially owned by our then beneficial owners and our then beneficial owners may not beneficially own in the aggregate fewer of our shares than any other person.

The facility is available in three tranches of $8.75 million each. Each tranche is repayable in 40 quarterly installments in the amount of $125,000 each, plus a balloon payment of $3.75 million payable together with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance. As of December 31, 2006 and December 31, 2007, the balance on the loan was $2.3 million and $3.8 million, respectively.

Secured term loan facility with respect to five newbuildings. On February 10, 2006, five of our vessel-owning subsidiaries, Milos Maritime Inc., Amorgos Maritime Inc., Kimolos Maritime Inc., Mykonos Maritime Inc. and Syros Maritime Inc., entered into a secured loan facility with an international commercial bank for an aggregate amount of $33.4 million to partially finance the construction costs of five double hull tankers, DN-3500-1, DN-3500-4, DN-3500-5, DN-3500-6 and DN-3500-7, respectively. The loan bears interest at LIBOR plus 1.15% plus additional compliance costs. The loan is collateralized by a first priority mortgage over each of the vessels.

Upon the lender's demand, this facility may be collateralized by:

- a second priority mortgage over one of our vessels, Aegean Flower;
- a second priority undertaking and assignment to be executed by ABS in favor of the lender; and
- a corporate guarantee by one of our vessel-owning subsidiaries, Pontos Navigation Inc.

The secured loan imposes certain operating and financial restrictions on the borrowers, including restrictions on:

- payment of dividends and the distribution of assets;
- incurrence of debt;
- the change in legal and/or ultimate beneficial ownership of shares of the five vessel-owning subsidiaries borrowing under this facility, Pontos Navigation Inc. and ABS;
- merger and consolidation;
- the acquisition of additional vessels; and
- changes in the business activities that are carried on.

The facility is available in five tranches of $6.68 million each. Each tranche is repayable in 48 quarterly installments, first 47 in the amount of $140,000 and the last in the amount of $100,000. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance. As of December 31, 2006, the balance on this facility was $4.2 million. As of December 31, 2007, no amounts were outstanding under this credit facility, as it was replaced with the newbuilding facility of our 2006 senior secured credit facility.

Secured syndicated term loan facility with respect to two newbuildings. On October 26, 2005, as amended, two of our vessel-owning subsidiaries, Ocean Dynamic Corp. and Sea Global S.A., as co-borrowers, jointly and severally, entered into a syndicated secured credit facility for an aggregate amount of Euro 13.3 million with an international commercial bank to finance the construction of two specialty tankers. The loan bears interest at LIBOR plus 1.40% during each vessel's pre-delivery period and at LIBOR plus 1.30% during each vessel's post-delivery period. Under the terms of the agreement, the borrowers may enter into interest rate swap agreements to hedge their exposure to interest rate risk.

The loan is collateralized by:

- a first priority mortgage over each of the vessels;
- assignments of earnings, insurances and requisition compensation of each of the mortgaged vessels; and
- corporate guarantees of AMP, ABS and ASI and our corporate guarantee.

Our corporate guarantee contains customary financial covenants requiring us to ensure that:

- our book net worth shall not be less than $100.0 million;
- our ratio of total liabilities to total assets shall not exceed 0.65-to-one;
- our ratio of current assets to current liabilities shall not be less than 1.25-to-one; and
- our cash and cash equivalents exceed 50% of the debt service being due in the succeeding annual period.

Furthermore, the loan agreement requires that we maintain the listing of our shares on the New York Stock Exchange and under our corporate guarantee we are required to ensure that Messrs. Melisanidis and Georgiopoulos and their families control at least 35% of our shares and no other party holds a larger share.

The credit facility contains customary financial restrictions on the borrowers, including restrictions on:

- the minimum value of the collateral;
- incurrence of debt; and
- payment of dividends.

The facility is available in two tranches of Euro 6.65 million each. Each tranche is repayable in 40 quarterly installments, first 12 in the amount of Euro 150,000 and the remaining 28 in the amount of Euro 110,000, plus a balloon payment at the end of the term in the amount of Euro 1.77 million. As of December 31, 2006 and December 31, 2007, the balance on the loan was $13.5 million (Euro 10.25 million) and $15.1 million (Euro 10.25 million), respectively.

Secured letter of credit facility with respect to two newbuildings. Also on October 26, 2005, two of our vessel-owning subsidiaries, Ocean Dynamic Corp. and Sea Global S.A., as co-borrowers, jointly and severally, entered into a secured letter of credit facility for an aggregate amount of Euro 12.3 million with an international commercial bank for the issuance of standby letters of credit to the shipyard as a payment guarantee.

This facility is collateralized by:

- a first priority charge on an interest bearing cash collateral account of the borrowers; and
- a corporate guarantee of AMP.

As of December 31, 2006 and December 31, 2007, the balance on this letter of credit facility was $12.3 million and $10.2 million, respectively.

Secured syndicated term loan facility with respect to five newbuildings. On August 30, 2005, as amended, five of our vessel-owning subsidiaries, Kithnos Maritime Inc., Naxos Maritime Inc., Paros Maritime Inc., Santorini Maritime Inc. and Serifos Maritime Inc., as co-borrowers, jointly and severally, entered into a syndicated secured credit facility for an aggregate amount of $35.5 million with an international commercial bank to finance the construction of five bunkering tankers DN-3500-3, DN-3500-10, DN-3500-9, DN-3500-8 and DN-3500-2, respectively. The loan bears interest at LIBOR plus 1.40% during each vessel's pre-delivery period and at LIBOR plus 1.30% during each vessel's post-delivery period. Under the terms of the agreement, the borrowers may enter into interest rate swap agreements to hedge their exposure to interest rate risk.

The loan is collateralized by:

- a first priority mortgage over each of the vessels;
- assignments of earnings, insurances and requisition compensation of each of the mortgaged vessels; and
- corporate guarantees of ASI and ABS and our corporate guarantee.

Our corporate guarantee contains customary financial covenants requiring us to ensure that:

- our book net worth shall not be less than $100.0 million;
- our ratio of total liabilities to total assets shall not exceed 0.65-to-one;
- our ratio of current assets to current liabilities shall not be less than 1.25-to-one; and
- our cash and cash equivalents exceed 50% of the debt service being due in the succeeding annual period.

Furthermore, as corporate guarantor we are required to maintain the listing of our shares on the New York Stock Exchange and ensure that Messrs. Melisanidis and Georgiopoulos and their families control at least 35% of our shares and no other party holds a larger share.

The credit facility contains customary financial restrictions on the borrowers, including restrictions on:

- the minimum value of the collateral;
- incurrence of debt; and
- payment of dividends.

The facility is available in five tranches of $7.1 million each. Each tranche is repayable in 40 quarterly installments, first 30 in the amount of $120,000 and the remaining 10 in the amount of $110,000, plus a balloon payment at the end of the term in the amount of $2.4 million. As of December 31, 2006 and December 31, 2007, the balance on the loan was $5.0 million and $17.7 million, respectively.

Liquidity and Uses of Cash

Cash and cash equivalents, as of December 31, 2006 and 2007 amounted to $82.4 million and $2.0 million, respectively. The table below illustrates our working capital and working capital excluding cash and debt as of December 31, 2006 and 2007. Working capital is defined as current assets less current liabilities.

	Year Ended December 31,	
	2006	2007
	(in thousands of U.S. dollars)	
Working capital	115,723	**63,529**
Working capital excluding cash and debt	33,381	**190,212**

The marine fuel supply industry is capital intensive. The timing and levels of operational cash flows are important aspects of our business. Our periodic cash flows from operations are mainly dependent on our periodic working capital excluding cash and debt. Accordingly, we use working capital excluding cash and debt to monitor changes in our operational working capital accounts such as trade receivables, inventories and trade payables, and to assess the current strength and to predict the future state of our cash flows from operations. Our periodic working capital excluding cash and debt is partly driven by our sales volume growth rates for the relevant periods. As a result, the higher the sales volume growth rates are, the larger the working capital investment needed to purchase and sell the increased quantities of fuel. A larger working capital investment decreases our operational cash flows for the relevant periods. Furthermore, significant period-on-period movement in the average outstanding days of our trade receivables, inventories and trade payables considerably impacts our periodic working capital excluding cash and debt positions and our operational cash flows. Finally, significant fluctuations in marine fuel prices materially affect our periodic working capital excluding cash and debt. A period-on-period increase in marine fuel prices increases the level of working capital investment needed to purchase the same quantity of marine fuel. Accordingly, we would have to increase our working capital investment at a multiple of the increase in marine fuel prices in order to increase our sales volumes.

During the year ended December 31, 2007, the significant increase in our sales of marine petroleum products coupled with a decline in the average outstanding days of our trade payables propelled our working capital excluding cash and debt position to $190.2 million as of December 31, 2007, as compared to $33.4 million as of December 31, 2006. At the same time, our working capital position as of December 31, 2007 declined to $63.5 million from $115.7 million a year ago, as a direct result of financing our increased working capital requirements with short-term bank debt. While we do expect to incur additional debt to fund working capital requirements and capital commitments, we would not expect significant working capital deficits in the future.

We primarily use our cash to fund marine petroleum product purchases for resale to our customers. Except for transactions with our related company, Aegean Oil, in which we usually had been extended unsecured trade credit, we are usually extended secured trade credit from our suppliers for our marine petroleum product purchases and our suppliers usually require us to provide a standby letter of credit. In certain cases, we purchase quality marine petroleum products from certain suppliers at discounted prices with cash on or near delivery. Our ability to fund marine petroleum product purchases, obtain trade credit from our suppliers, and provide standby letters of credit is critical to the success of our business. Increases in oil prices negatively impact our liquidity by increasing the amount of cash needed to fund marine petroleum product purchases as well as reducing the volume of marine petroleum products which can be purchased on a secured credit basis from our suppliers.

We also use our cash to fund the acquisition or construction costs of vessels as well as to fund the maintenance cost of these vessels. The following table illustrates the cash paid for the acquisition and construction of vessels and the cash paid for drydocking of our vessels, for the years ended December 31, 2005, 2006 and 2007.

	Year Ended December 31,		
	2005	2006	2007
	(in thousands of U.S. dollars)		
Payments for net vessel acquisitions	8,175	21,995	**66,217**
Payments for vessel construction	11,228	35,396	**55,529**
Payments for drydocking	154	10,637	**3,186**

Payments for vessel acquisitions will increase in the coming years due to our existing commitments on our newbuilding contracts. As of December 31, 2007, six of the 23 bunkering tankers on order have a total construction cost of $8.4 million each, seven have a total construction cost of $11.6 million each, five have a total construction cost of $11.0 million each, and the remaining five have a construction cost of $7.9 million Except for the last five mentioned above (whose supervision contracts have not been signed yet), these costs include newbuilding contracts with the shipyards as well as supervision contracts. Each of the two specialty tankers has an estimated total construction cost of Euro 8.3 million, which includes a newbuilding contract with the shipyard as well as a supervision contract. The construction costs of both the bunkering tankers and the specialty tankers are payable in milestones over the duration of the construction of these vessels. The payment schedules for these newbuilding contracts are presented below. The payment schedules for the specialty tankers have been calculated assuming a $/Euro exchange rate of 1.4721, the rate prevailing on December 31, 2007.

	Bunkering Tanker	Specialty Tankers	Total
	(in thousands of U.S. dollars)		
2008	105,418	12,932	118,350
2009	67,529	—	67,529
Total	172,947	12,932	185,879

Furthermore, payments for vessel acquisitions are expected to increase if we exercise our options to purchase four specialty tankers. Currently, we intend to purchase only secondhand double hull bunkering tankers, which are generally more costly than secondhand single hull bunkering tankers. Payments for drydocking are also expected to increase, mainly due to the increased number of vessels in our fleet.

It is our intention to fund the remaining capital commitments on our newbuilding contracts using cash on hand and existing long-term bank debt and using cash flow from operations. Furthermore, we intend to use cash flow from operations as well as new long-term debt to fund the purchase of vessels under newbuilding contracts if we exercise our options to purchase nine bunkering tankers and four specialty tankers. We intend to fund our growth strategy, which may include further acquisitions of additional vessels or investments in other energy-related projects using either cash on hand and cash flow from operations or new long-term bank debt.

We anticipate that assuming market conditions are consistent with our historical experience, cash on hand, internally generated cash flow and borrowings under our credit facilities will be sufficient to fund our business, including our working capital requirements. While we do not currently intend to do so, in the future we may consider raising funds through additional equity or debt offerings, depending on our future business plans.

Our beliefs, intentions, plans and expectations concerning liquidity and our ability to obtain financing are based on currently available information. To the extent this information proves to be inaccurate, or if circumstances change, future availability of trade credit or other sources of financing may be reduced and our liquidity would be adversely affected. Factors that may affect the availability of trade credit, or other financing, include our performance, the state of worldwide credit markets, and our levels of outstanding debt. In addition, we may decide to raise additional funds to respond to competitive pressures or changes in market conditions, to fund future growth, or to acquire vessels. We cannot guarantee that financing will be available when needed or desired, or on terms favorable to us.

Cash Flow

Net Cash Provided By Operating Activities

Net cash used in operating activities was $128.1 million for the year ended December 31, 2007 as compared to net cash provided by operating activities of $17.1 million for the year ended December 31, 2006. This decrease in period-over-period cash flow was primarily attributable to changes in working capital during the year ended December 31, 2007. Net income, as adjusted for non-cash items, was $37.6 million for the year ended December 31, 2007. However the net positive change in working capital accounts utilized $162.5 million in cash during that period, and we made drydocking payments of $3.2 million during the period. The increase in working capital excluding cash and debt during the year ended December 31, 2007 was due to a significant increase in sales of marine petroleum products during the period.

Net cash provided by operating activities increased by $15.6 million to $17.1 million for the year ended December 31, 2006 compared to $1.5 million for 2005. This increase was primarily attributable to our net income for the year as changes in working capital were not substantial. Working capital excluding cash and debt increased by $2.9 million, to a surplus of $33.4 million as of December 31, 2006 compared to a surplus of $30.5 million as of December 31, 2005. The change in trade receivables was minimal as increased sales of marine petroleum products were offset by a decrease in the average outstanding days of trade receivables. The growth in trade payables provided cash to operations and resulted from increased purchases during the year. On the other hand, cash from operations was utilized to increase our inventories in Gibraltar.

Net Cash Used In Investing Activities

Net cash used in investing activities was $124.7 million for the year ended December 31, 2007. During the period, we paid $55.5 million as milestone payments under our newbuilding and engineering contracts and we paid $66.2 million to acquire the second hand tankers, Ouranos, Aegean Princess, Hope, Leader, Vera and Sara. Furthermore, we paid net cash consideration of $5.7 million for our acquisitions of Bunkers at Sea and Portland Bunkers International Limited. During 2007, we received $8.3 million in net proceeds upon the sale of Aegean Hellas to an unrelated third party. Finally, during 2007, our restricted cash balance increased by $5.1 million which reduced our cash flows by the same amount.

Net cash used in investing activities was $55.2 million for the year ended December 31, 2006. During the year ended December 31, 2006, we paid $35.4 million as milestone payments under our newbuilding and engineering contracts. We paid $34.9 million to acquire the tankers, Aegean XI, Omega Af Donso, Trapper and Aegean Force and we received $12.9 million upon the sale of the Omega Af Donso and the Trapper to companies owned and controlled by members of Mr. Melisanidis' family and related to Aegean Shipping Management S.A.

Net cash used in investing activities was $35.0 million for the year ended December 31, 2005. During the year ended December 31, 2005, we paid $11.2 million as partial advance payments under our newbuilding contracts with Fujian and a Romanian shipyard for ten double hull tankers and two specialty tankers. We paid $6.7 million to acquire the bunkering tanker, Aegean Pride I, from Bonaire Shipholding Co., a vessel-owning company owned and controlled by members of Mr. Melisanidis' family and related to Aegean Shipping Management; and we purchased other fixed assets of $1.1 million, including $0.8 million for the acquisition of our marketing office in the United States. Further more, during the year ended December 31, 2005, we placed a portion of our loan proceeds in an interest-bearing cash collateral account which we used as security for standby letters of credit issued by the same bank to the above-mentioned Romanian shipyard.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $172.4 million for the year ended December 31, 2007 mainly due to additional drawdowns of $41.8 million under our term loan facilities to finance a portion of the construction costs of our new vessels, and we drew down $133.0 million under our senior secured credit facility primarily to finance working capital requirements. Furthermore, during the year ended December 31, 2007, we declared and paid dividends of $1.7 million to our shareholders.

Net cash provided by financing activities was $112.9 million for the year ended December 31, 2006. Regarding sources of financing, during the year ended December 31, 2006, we obtained new long-term bank loans of $41.7 million and we received net proceeds of $185.2 million from our initial public offering. Furthermore, during the year ended December 31, 2006, we made principal repayments of $42.9 million on our long-term bank loans and we repaid a net amount of $66.6 million under our short-term credit facilities. Finally, during the year ended December 31, 2006, we declared and paid dividends of $4.0 million to our shareholders.

Net cash provided by financing activities was $37.8 million for the year ended December 31, 2005. During the year ended December 31, 2005, we obtained new long-term bank loans of $15.5 million and we made principal repayments of $3.6 million on our existing long-term bank loans. Furthermore, during the year ended December 31, 2005, we obtained a short-term loan facility from Leveret totaling $23.6 million, and we borrowed $39.0 million under short-term bank facilities, of which a short-term loan of $35.0 million was used to finance the repurchase of 8% of our common stock. Finally, during the year ended December 31, 2005, we declared and paid dividends of $1.5 million to our shareholders.

OFF-BALANCE SHEET ARRANGEMENTS.

We do not have any off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2007:

	Within One Year	One to Three Years	Three to Five Years	More than Five Years	Total
			(in millions of U.S. dollars)		
Long-term bank debt (excluding interest)	3.6	10.8	10.8	49.8	75.0
Interest on long-term bank debt[(1)]	4.5	12.1	9.4	7.6	33.6
Minimum purchase commitments[(2)]	64.6	129.1	129.1	145.3	468.1
Newbuilding contracts—bunkering tankers	105.4	67.5	—	—	172.9
Newbuilding contracts—specialty tankers	13.0	—	—	—	13.0
Total	191.1	219.5	149.3	202.7	762.6

(1) Our long-term bank debt outstanding as of December 31, 2007 bears variable interest at margin over LIBOR. The calculation of variable rate interest payments is based on an actual weighted average rate of 6.06% for the year ended December 31, 2007, adjusted upward by 10 basis points for each year thereafter.

(2) In the normal course of business, we have entered into long-term contracts with reputable suppliers such as government refineries or major oil producers. The contractual commitments set forth in the above table include the minimum purchase requirements in our contract with Aegean Oil. The minimum purchase requirements provided for in our contract with Aegean Oil have been calculated by multiplying the minimum monthly volumes of marine fuel specified in the contract by an indicative market price based on quoted PLATTS prices as of December 31, 2007.

CRITICAL ACCOUNTING POLICIES

The discussion and analysis of our financial condition and results of operations is based upon our combined and consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of such financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe to be our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of all our significant accounting policies, see Note 2 to our combined and consolidated financial statements included herein.

Trade Receivables and Allowance for Doubtful Accounts

We extend credit on an unsecured basis to many of our customers. There is uncertainty over the level of uncollectibility of customer accounts. Our management is responsible for approving credit limits above certain amounts, setting and maintaining credit standards, and managing the overall quality of our credit portfolio. We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current credit worthiness. Accounts receivable are deemed past due based on contractual terms agreed with our customers.

We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience with our customers, current market and industry conditions of our customers, and any specific customer collection issues that we have identified. Accounts and notes receivable are reduced by an allowance for amounts that may become uncollectible in the future. At the end of each reporting period, we calculate an allowance for doubtful accounts based on an aging schedule where we apply set percentages to categories of overdue trade receivables (i.e., 30 to 60 days, 60 to 90 days, etc.). These set percentages are based on historical experience and currently available management information on customer accounts. Furthermore, we provide appropriate allowances for any specific customer collection issue we identify which allowance is calculated on a case-by-base basis. Trade receivables are written off when it becomes apparent based upon age or customer circumstances that such amounts will not be collected.

We believe the level of our allowance for doubtful accounts is reasonable based on our experience and our analysis of the net realizable value of our trade receivables during each reporting period. The estimates driving the calculation of our allowance for doubtful accounts have not changed in the past periods and we do not expect these estimates to change in the foreseeable future because they have resulted and we believe that they will continue to result in accurate calculations of our allowance for doubtful accounts. We cannot guarantee that we will continue to experience the same credit loss rates that we have experienced in the past, since adverse changes in the marine industry or changes in the liquidity or financial position of our customers could have a material adverse effect on the collectibility of our trade receivables and our future operating results. If credit losses exceed established allowances, our results of operations and financial condition may be adversely affected.

Depreciation

We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives. Depreciation is based on cost less the estimated residual scrap value.

We estimate the useful lives for our bunkering tankers to be 30 years from date of initial delivery from the shipyard and for our Aframax tanker, to be 25 years from date of initial delivery from the shipyard. Furthermore, we estimate the useful life of our floating storage facilities to be 30 years from the date of acquisition. We estimate the residual scrap values of our vessels to be $175 per light-weight ton. We form these estimates based on our experience and the prevailing practices of other companies in the bunkering and shipping industries.

An increase in the estimated useful life of a tanker or in its estimated residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the estimated useful life of a tanker or in its estimated residual value would have the effect of increasing the annual depreciation charge. A 20% decrease in the remaining estimated useful lives of our vessels would increase our depreciation charge for the year ended December 31, 2007 by $1.5 million.

Estimates may need to be changed if new regulations place limitations over the ability of a vessel to trade on a worldwide basis. This would cause us to adjust the vessel's useful life to end at the date such regulations become effective.

Our estimates of the useful lives of our vessels and of the residual scrap values of our vessels have not changed in the past periods. We do not expect these estimates to change in the foreseeable future because we believe they will continue to accurately represent the useful lives of tanker vessels and the long-term scrap values of steel.

Impairment of Long-lived Assets

We evaluate the carrying amounts of our long-lived assets to determine if events have occurred which would require modification to their carrying values. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as vessel sale and purchase prices in the marketplace, business plans and overall market conditions. If an indicator of impairment exists, we determine undiscounted projected net operating cash flow for each vessel or group of vessels and compare it to the relevant carrying value. In the event that undiscounted projected net operating cash flows were less than carrying value, we would estimate the fair value of the related asset and record a charge to operations calculated by comparing the asset's carrying value to the estimated fair value. When performing impairment assessments, management would generally consider vessel valuation reports obtained from third-party valuation specialists.

Deferred Drydock Cost

Our vessels are generally required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. We capitalize the costs associated with drydockings as they occur and amortize these costs on a straight-line basis over the period between drydockings. Costs capitalized as part of the drydocking include actual costs incurred at the drydock yard and parts used in making such repairs that are reasonably made in anticipation of reducing the duration or cost of the drydocking; cost of travel, lodging and subsistence of our personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee a drydocking. We believe that these types of capitalized costs are consistent with practice among other companies in our industry that apply this method of accounting and that our policy of capitalization reflects the economics and market values of the vessels.

Although many companies in our industry apply this method of accounting for deferred drydock costs, some companies apply other methods of accounting, such as expensing drydock costs as incurred. If we were to adopt that method of accounting as our accounting policy, our drydock costs would have been as disclosed under the heading "As Incurred" in the table below, for the periods presented therein.

	Average Number of Tankers		Drydock Costs	
Year Ended December 31,	Bunkering	Non-bunkering	As Reported	As Incurred
			(in thousands of U.S. dollars)	
2005	9.0	1.0	636	154
2006	11.1	1.3	1,684	10,637
2007	**13.5**	**1.7**	**3,172**	**3,186**

The table above discloses the average number of tankers that we have owned in each of the periods presented and the drydock costs that we have reported. In the future, depending on the date a newly-purchased secondhand vessel is drydocked prior to its delivery to us, we may pay drydocking costs and incur subsequent amortization expense of these costs sooner after delivery than if the vessel had been owned by us throughout its life. This would increase our average drydocking expenses in periods immediately following the acquisition.

Following acquisition of vessels under newbuilding contracts, we would expect to first pay drydocking costs and incur subsequent amortization expense of these costs approximately 30 months after the delivery of the vessel from the shipyard. This would decrease our average drydocking expenses in periods immediately following the acquisition since we would have no such costs to amortize in respect of these vessels until they were first drydocked.

SAFE HARBOR

Forward-looking information discussed in the section of this annual report entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Please see "Cautionary Statement Regarding Forward-Looking Statements" in this report.

Price Risk

Our price risk has been minimal because we have generally purchased inventory for which we have already had a binding sales contract in place. We generally do not fix future prices for delivery of fuel in excess of one week and our suppliers generally use average PLATTS pricing in their calculation of cost prices to us. Accordingly, our exposure to price risk has covered a period of only a few days. In Gibraltar and the UAE, we own floating storage facilities and we currently import and store cargos of marine fuel prior to resale to customers. Accordingly, in Gibraltar and the UAE, we purchased fuel before entering into a binding sales contract with a customer. We believe that our exposure to price risk in these locations covers a period of one to two weeks. In view of our minimal price risk, we have not entered into derivative contracts, swaps or futures to mitigate the risk of market price fluctuations in marine fuel. Our policy is to not use fuel related derivative financial instruments for speculative purposes.

In the future, we may enter into long-term fixed price sales commitments, which fix the prices of future fuel sales. Furthermore, we may use cargo storage in our other service centers, such as Ghana and the United Kingdom or we might import larger cargos of fuel for storage, which would increase our oil price risk. Furthermore, in the future, we might execute cargo trading transactions to arbitrage the price of marine fuel, which method would increase our oil price risk. Finally, we may enter into derivative contracts in the forms of swaps or futures in order to mitigate the risk of market price fluctuations in marine fuel.

Interest Rate Risk

Historically, we have been subject to market risks relating to changes in interest rates because we have had significant amounts of floating rate long-term debt and short-term borrowings outstanding. During the year ended December 31, 2007, we paid interest on this debt based on LIBOR plus an average spread of 1.21% on our bank loans. A one percent increase in LIBOR would have increased our interest expense for the year ended December 31, 2007 from $4.0 million to $5.0 million. We have considerable exposure to interest rate changes because we expect to have long-term bank debt outstanding in order to partially finance the construction of our bunkering and specialty tankers as well as short-term borrowings outstanding in the form of a line of credit under our new senior secured credit facility for working capital purposes which will be used to cover any periodic working capital requirements. We expect to repay these borrowings on a periodic basis using cash flows from operations.

At any time and from time to time, we may enter into derivative contracts, including interest rate swaps, to hedge a portion of our exposure to variability in our floating rate long-term debt.

Exchange Rate Risk

We have conducted the vast majority of our business transactions in U.S. dollars. We have purchased marine petroleum products in the international oil and gas markets and our vessels have operated in international shipping markets; both these international markets transact business primarily in U.S. dollars. Accordingly, our total revenues have been fully denominated in U.S. dollars and our cost of marine petroleum products, which, for the year ended December 31, 2007, comprised approximately 96% of our total operating expenses have been denominated in U.S. dollars. Our balance sheet is mainly comprised of dollar-denominated assets including trade receivables, inventories and the cost of vessels, and liabilities including trade payables, short-term borrowings and long-term loans. Our foreign exchange losses in recent periods have mainly arisen from the translation of assets and liabilities of our service centers that are denominated in local currency. Accordingly, the impact of foreign exchange fluctuations on our combined and consolidated statements of income has been minimal.

In 2005, we signed two newbuilding contracts for the construction of two specialty tankers. These contracts are denominated in Euros. Apart from these Euro-denominated contracts, we do not expect the impact of foreign exchange fluctuations on our combined and consolidated statements of income to materially differ from recent periods. Should we enter certain markets where payments and receipts are denominated in local currency or should either the international oil and gas markets or the international shipping markets change their base currency from the U.S. dollar to another international currency such as the Euro, the impact on our dollar-denominated combined and consolidated statements of income may be significant.

Due to the minimal historic impact of foreign exchange fluctuations on us, it is our policy to not enter into hedging arrangements in respect of our foreign currency exposures.

• REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM •

To the Board of Directors and Stockholders of Aegean Marine Petroleum Network Inc.

We have audited the accompanying consolidated balance sheets of Aegean Marine Petroleum Network Inc. and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related combined and consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined and consolidated financial statements present fairly, in all material respects, the financial position of Aegean Marine Petroleum Network Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte
Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
April 7, 2008

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• CONSOLIDATED BALANCE SHEETS •

As of December 31, 2006 and 2007

(Expressed in thousands of U.S. dollars—except for share and per share data)

	December 31,	
	2006	2007
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 82,425	$ 1,967
Trade receivables, net of allowance for doubtful accounts of $1,106 and $1,603, as of December 31, 2006 and 2007, respectively	66,803	191,654
Due from related companies (Note 4)	469	3,686
Inventories (Note 5)	30,634	97,140
Prepayments and other current assets (Note 10)	2,661	12,417
Restricted cash (Note 2)	750	8,000
Total current assets	183,742	314,864
FIXED ASSETS:		
Advances for vessels under construction and acquisitions (Note 6)	46,779	84,378
Vessels, cost (Notes 7, 12 and 21)	70,943	149,866
Vessels, accumulated depreciation (Notes 7, 12 and 21)	(9,662)	(14,312)
Vessels' net book value	61,281	135,554
Other fixed assets, net (Notes 8 and 21)	1,206	1,431
Total fixed assets	109,266	221,363
OTHER NON-CURRENT ASSETS:		
Restricted cash (Notes 2 and 12)	12,336	10,171
Deferred charges, net (Note 9)	10,519	8,869
Concession Agreement (Note 3)	—	7,720
Goodwill (Note 3)	—	3,943
Other non-current assets	14	27
Total assets	$315,877	$566,957
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Short-term borrowings (Note 11)	—	133,000
Current portion of long-term debt (Note 12)	833	3,650
Trade payables to third parties	42,872	77,862
Trade payables to related companies (Note 4)	19,203	27,193
Other payables to related companies	125	160
Accrued and other current liabilities (Note 12)	4,986	9,470
Total current liabilities	68,019	251,335
LONG-TERM DEBT, net of current portion (Note 12)	32,663	71,381
OTHER NON-CURRENT LIABILITIES	196	516
COMMITMENTS AND CONTINGENCIES (Note 13)	—	—
STOCKHOLDERS' EQUITY:		
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	—	—
Common stock, $0.01 par value; 100,000,000 shares authorized at December 31, 2006 and 2007; 42,410,000 and 42,461,428 shares, issued and outstanding at December 31, 2006 and 2007, respectively (Note 18)	424	425
Additional paid-in capital (Note 18)	185,103	187,795
Retained earnings	29,472	55,505
Total stockholders' equity	214,999	243,725
Total liabilities and stockholders' equity	$315,877	$566,957

The accompanying notes are an integral part of these combined and consolidated financial statements

• COMBINED AND CONSOLIDATED STATEMENTS OF INCOME •

For the Years Ended December 31, 2005, 2006 and 2007

(Expressed in thousands of U.S. dollars—except for share and per share data)

	For the Year Ended December 31,		
	2005	2006	2007
REVENUES:			
Sales of marine petroleum products—third parties (Note 21)	$497,443	$775,816	$1,331,144
Sales of marine petroleum products—related companies (Notes 4 and 21)	8,162	14,841	14,705
Voyage revenues	10,450	11,639	5,758
Other revenues	1,275	1,516	1,266
Total revenues	517,330	803,812	1,352,873
OPERATING EXPENSES:			
Cost of marine petroleum products sold—third parties	360,223	573,615	1,091,769
Cost of marine petroleum products sold—related companies (Note 4)	104,578	155,022	159,943
Salaries, wages and related costs	8,958	12,871	24,363
Vessel hire charges (Note 4)	518	—	—
Depreciation (Notes 7 and 8)	2,226	4,240	6,373
Amortization of drydocking costs (Note 9)	636	1,684	3,172
Amortization of concession agreement (Note 3)	—	—	52
Management fees (Note 4)	182	223	54
Gain on sale of vessel (Note 7)	—	—	(2,693)
Other operating expenses (Note 14)	16,629	25,697	39,042
Total operating expenses	493,950	773,352	1,322,075
Operating income	23,380	30,460	30,798
OTHER INCOME/(EXPENSE):			
Write-off of deferred IPO costs (Note 16)	—	(1,588)	—
Interest and finance costs (Notes 11, 12 and 15)	(2,347)	(5,207)	(3,473)
Interest income	70	976	1,990
Foreign exchange gains (losses), net	396	(414)	(1,569)
	(1,881)	(6,233)	(3,052)
Income before income taxes	21,499	24,227	27,746
Income taxes (Note 20)	(24)	(2)	(8)
Net income	$ 21,475	$ 24,225	$ 27,738
Basic earnings per common share	$ 0.72	$ 0.84	$ 0.65
Diluted earnings per common share	$ 0.72	$ 0.84	$ 0.65
Weighted average number of shares, basic	29,878,398	28,954,521	42,417,111
Weighted average number of shares, diluted	29,878,398	28,954,622	42,505,704

The accompanying notes are an integral part of these combined and consolidated financial statements

• COMBINED AND CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY •

For the Years Ended December 31, 2005, 2006 and 2007

(Expressed in thousands of U.S. dollars—except for share and per share data)

	Common Stock		Additional	Retained	
	# of Shares	Par Value	Paid-in Capital	Earnings	Total
BALANCE, December 31, 2004	30,472,827	$305	$ 14,454	$ 9,702	$ 24,461
Net income	—	—	—	21,475	21,475
Contribution to additional paid-in capital	—	—	100	—	100
Dividends declared and paid ($0.05 per share)	—	—	—	(1,509)	(1,509)
Repurchase and cancellation of shares (Note 18)	(2,437,827)	(25)	(14,554)	(20,421)	(35,000)
BALANCE, December 31, 2005	28,035,000	$280	—	$ 9,247	$ 9,527
Net income	—	—	—	24,225	24,225
Dividends declared and paid ($0.14 per share)	—	—	—	(4,000)	(4,000)
Issuance of common stock (par value $0.01, at $14.00)	14,375,000	144	185,065	—	185,209
Share-based compensation (Note 17)	—	—	38	—	38
BALANCE, December 31, 2006	42,410,000	$424	$185,103	$ 29,472	$214,999
Net income	—	—	—	27,738	27,738
Dividends declared and paid ($0.01 per share)	—	—	—	(1,705)	(1,705)
Issuance of common stock in connection with an acquisition	20,000	—	773	—	773
Share-based compensation (Note 17)	31,428	1	1,919	—	1,920
BALANCE, December 31, 2007	42,461,428	$425	$187,795	$ 55,505	$243,725

The accompanying notes are an integral part of these combined and consolidated financial statements

• COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS •

For the Years Ended December 31, 2005, 2006 and 2007

(Expressed in thousands of U.S. dollars)

	For the Year Ended December 31,		
	2005	2006	2007
Cash flows from operating activities:			
Net income	$ 21,475	$ 24,225	$ 27,738
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	2,226	4,240	6,373
Provision for doubtful accounts	129	412	497
Share-based compensation	—	38	1,920
Amortization	654	1,855	3,457
Gain on sale of vessel	—	—	(2,693)
Other non-cash charges	14	88	320
(Increase) decrease in:			
Trade receivables	(42,088)	(985)	(115,707)
Due from related companies	409	6,346	(3,217)
Insurance claims	900	—	—
Inventories	(4,509)	(24,250)	(65,205)
Prepayments and other current assets	185	(1,836)	(9,414)
Increase (decrease) in:			
Trade payables	22,166	12,897	27,213
Other payables to related companies	56	18	35
Accrued and other current liabilities	882	3,783	3,751
Decrease (increase) in other non-current assets	(870)	870	(10)
Payments for drydocking	(154)	(10,637)	(3,186)
Net cash provided by (used in) operating activities	1,475	17,064	(128,128)
Cash flows from investing activities:			
Advances for vessels under construction	(11,228)	(35,396)	(55,529)
Advances for vessel acquisitions	(8,175)	(34,895)	(66,217)
Corporate acquisitions, net of cash acquired	—	—	(5,728)
Net proceeds from sale of vessels	—	12,900	8,276
Purchase of other fixed assets	(1,072)	(83)	(409)
Decrease (increase) in restricted cash	(14,498)	2,284	(5,085)
Net cash used in investing activities	(34,973)	(55,190)	(124,692)
Cash flows from financing activities:			
Proceeds from long-term debt	15,539	41,714	41,815
Repayment of long-term debt	(3,587)	(42,866)	(280)
Net change in short-term borrowings	39,000	(42,993)	133,000
Net change in short-term related company borrowings	23,595	(23,595)	—
Financing costs paid	(218)	(520)	(468)
IPO proceeds, net of issuance costs	—	185,209	—
Share repurchase (Note 18)	(35,000)	—	—
Dividends paid	(1,509)	(4,000)	(1,705)
Net cash provided by financing activities	37,820	112,949	172,362
Net increase (decrease) in cash and cash equivalents	4,322	74,823	(80,458)
Cash and cash equivalents at beginning of year	3,280	7,602	82,425
Cash and cash equivalents at end of year	$ 7,602	$ 82,425	$ 1,967
SUPPLEMENTAL CASH FLOW INFORMATION			
Cash paid during the year for interest:	$ 1,636	$ 5,777	$ 3,935
Cash paid during the year for income taxes:	$ 8	$ 18	$ 8
Shares issued to acquire a business:	—	—	$ 773
Other non-cash financing activities:	$ 100	—	—

The accompanying notes are an integral part of these combined and consolidated financial statements

(Expressed in thousands of U.S. dollars—except for share and per share data, unless otherwise stated)

1. Basis of Presentation:

The accompanying combined and consolidated financial statements include the accounts of Aegean Marine Petroleum Network Inc. (hereinafter referred to as "Aegean") and its subsidiaries (Aegean and its subsidiaries are hereinafter collectively referred to as the "Company"). The Company is an independent physical supplier and marketer of refined marine fuel and lubricants to ships in port and at sea.

Aegean was formed on June 6, 2005, under the laws of the Republic of the Marshall Islands, for the purpose of acquiring all outstanding common shares of companies owned, directly and indirectly, by Leveret International Inc. ("Leveret"), which is a personal holding company owned and controlled by Aegean's founder and Head of Corporate Development, Mr. Dimitris Melisanidis. The transaction described above constitutes a reorganization of companies under common control, and has been accounted for in a manner similar to a pooling of interests. Accordingly, the combined and consolidated financial statements of the Company have been presented giving retroactive effect to the transaction described above, using combined and consolidated historical carrying costs of the assets and liabilities.

In December 2006, Aegean completed its initial public offering of 14,375,000 common shares on the New York Stock Exchange ("2006 IPO") under the United States Securities Act of 1933, as amended.

Material Subsidiaries

(a) *Aegean Marine Petroleum S.A. ("AMP")*, incorporated in the Republic of Liberia on January 4, 1995, is engaged in the commercial purchase and sale of marine petroleum products and is the principal operating entity of the Company.

(b) *Service Centers*, which monitor and support the logistical aspects of each order in their respective geographical locations.

Company Name	Country of Incorporation	Date of Incorporation
Aegean Marine Petroleum LLC (the "UAE Service Center")*	United Arab Emirates	07/26/2000
Aegean Bunkering Gibraltar Ltd. (the "Gibraltar Service Center")	Gibraltar	08/07/1997
Aegean Bunkering Jamaica Ltd. (the "Jamaica Service Center")	Jamaica	11/25/2004
Aegean Bunkering (Singapore) Pte. Ltd. (the "Singapore Service Center")	Singapore	06/07/2005
Aegean Bunkering (Ghana) Limited (the "West Africa Service Center")	Ghana	05/18/2007
Bunkers at Sea NV (the "NW Europe Service Center")	Belgium	12/16/1999
Portland Bunkers International Ltd. (the "UK Service Center")	United Kingdom	12/13/1999

*Also, the owner of the Aegean Flower, a 6,523 dwt (built in 2001) oil products tanker purchased on January 5, 2004

(c) *Aegean Bunkering Services Inc. (the "Manager")* was incorporated in the Marshall Islands on July 11, 2003 and provides all the vessel-owning companies listed below with a wide range of shipping services such as technical support and maintenance, insurance arrangement and handling, financial administration and accounting services.

(d) *Vessel-owning companies with operating vessels:*

		Vessel Details			
Company Name	Date of Incorporation	Vessel Name	Year Built	Size (dwt)	Date Acquired
Aegean VII Shipping Ltd. ("Aegean VII")	01/20/1998	Aegean VII	1984	3,892	02/04/1998
Venus Holding Company ("Venus")	10/13/1999	Aegean IX	1976	7,216	06/14/2001
Carmel Investment Corp. ("Carmel")	12/02/2002	Aegean Rose	1988	4,935	01/21/2003
Evian Enterprises Co. ("Evian")	12/02/2002	Aegean Daisy	1988	4,935	01/21/2003
Clyde Shipping Corp. ("Clyde")	05/10/2004	Aegean Tulip	1993	4,853	05/20/2004
Aegean Tiffany Shipping Pte. Ltd. ("Tiffany")	05/10/2004	Aegean Tiffany	2004	2,747	07/07/2004
Aegean Breeze Shipping Pte. Ltd. ("Breeze")	03/27/2006	Aegean Breeze I	2004	2,747	07/07/2004
Aegean X Maritime Inc. ("Aegean X")	08/31/2004	Aegean X	1982	6,400	08/31/2004
Carnaby Navigation Inc. ("Carnaby")	12/14/2005	Aegean Pride I	1982	11,538	12/20/2005
Baltic Navigation Company ("Baltic")	09/19/2005	Aegean Force	1980	6,679	07/25/2006
Mare Vision S.A. ("Mare")	11/01/2005	Aegean XI	1984	11,050	05/03/2006
Aegean Tanking S.A. ("Tanking")	07/12/2006	Fos	1981	67,980	09/05/2006
Vera Navigation S.A. ("Vera")	09/14/2007	Vera	1985	3,720	10/09/2007
Milos I Maritime Inc. ("Milos I")	01/28/2005	Hope	1980	11,910	08/24/2007
Ouranos Tanking S.A. ("Ouranos")	02/09/2007	Ouranos	1983	67,980	02/20/2007
Sea Breezer Marine S.A. ("Sea Breezer")	04/02/2004	Aegean Princess	1991	7,030	05/25/2007
Milos Shipping Pte. Ltd. ("Milos")	11/23/2006	Milos	2007	4,626	06/29/2007
Serifos Shipping Pte. Ltd. ("Serifos")	11/23/2006	Serifos	2007	4,664	11/20/2007
Pontos Navigation Inc. ("Pontos")	09/09/2002	Leader	1985	83,890	09/21/2007
Baldwin Management Co. ("Baldwin")	09/25/2002	Sara	1990	7,389	10/09/2007

(e) Vessel-owning companies with vessels under construction:

Company Name	Date of Incorporation	Vessel Details: Hull Number	Vessel Details: Size (dwt)
Kithnos Maritime Inc. ("Kithnos")	01/28/2005	DN-3500-3	4,600
Amorgos Maritime Inc. ("Amorgos")	01/28/2005	DN-3500-4	4,600
Kimolos Maritime Inc. ("Kimolos")	01/28/2005	DN-3500-5	4,600
Syros Maritime Inc. ("Syros")	01/28/2005	DN-3500-6	4,600
Mykonos Maritime Inc. ("Mykonos")	01/28/2005	DN-3500-7	4,600
Santorini Maritime Inc. ("Santorini")	01/28/2005	DN-3500-8	4,600
Paros Maritime Inc. ("Paros")	01/28/2005	DN-3500-9	4,600
Naxos Maritime Inc. ("Naxos")	01/28/2005	DN-3500-10	4,600
Andros Marine Inc. ("Andros")	02/21/2007	DN-3800-11	4,600
Dilos Marine Inc. ("Dilos")	02/21/2007	DN-3800-12	4,600
Ios Marine Inc. ("Ios")	02/21/2007	DN-3800-13	4,600
Sifnos Marine Inc. ("Sifnos")	02/21/2007	DN-3800-14	4,600
Tinos Marine Inc. ("Tinos")	02/21/2007	DN-3800-15	4,600
Ocean Dynamic Corp. ("Ocean")	05/27/2005	N 2230007	2,400
Sea Global S.A. ("Sea Global")	05/27/2005	N 2220000	2,400
Kerkyra Marine S.A. ("Kerkyra")	09/26/2006	QHS 207	5,500
Ithaki Marine S.A. ("Ithaki")	09/26/2006	QHS 208	5,500
Cephallonia Marine S.A. ("Cephallonia")	09/26/2006	QHS 209	5,500
Paxoi Marine S.A. ("Paxoi")	09/26/2006	QHS 210	5,500
Zakynthos Marine S.A. ("Zakynthos")	09/27/2006	QHS 215	5,500
Lefkas Marine S.A. ("Lefkas")	09/26/2006	QHS 216	5,500
Kythira Marine S.A. ("Kythira")	09/26/2006	QHS 217	5,500
Eton Marine Ltd. ("Eton")	12/21/2005	QHS 220	5,500
Tasman Seaways Inc. ("Tasman")	12/21/2005	QHS 221	5,500
Benmore Services S.A. ("Benmore")	12/21/2005	QHS 222	5,500
Ingram Enterprises Co. ("Ingram")	01/10/2006	QHS 223	5,500
Santon Limited ("Santon")	01/10/2006	QHS 224	5,500

(f) Other companies with material assets and/or liabilities:

Company Name	Date of Incorporation	Country of Incorporation	Activity
Aegean Investments S.A. ("Aegean Investments")	11/05/2003	Marshall Islands	Holding company
Aegean Oil (USA), LLC ("Aegean USA")	04/07/2005	United States	Marketing office

As of December 31, 2006 and 2007, Aegean's ownership interest in all the above subsidiaries, except for the UAE Service Center, amounted to 100%.

During the years ended December 31, 2005, 2006 and 2007, no one customer individually accounted for more than 10% of the Company's total revenues.

2. Significant Accounting Policies:

Principles of Combination and Consolidation: The accompanying combined and consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include for each of the three years in the period ended December 31, 2007, the accounts and operating results of the Company. Intercompany balances and transactions have been eliminated in combination and consolidation.

Use of Estimates: The preparation of combined and consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined and consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Other Comprehensive Income: The provisions of Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," require separate presentation of certain transactions that are recorded directly as components of stockholders' equity. The Company has no such transactions in the periods presented and, accordingly, comprehensive income equals net income for all periods presented.

Foreign Currency Transactions: The functional currency of Aegean and its material subsidiaries is the U.S. dollar because the Company purchases and sells marine petroleum products in the international oil and gas markets and because the Company's vessels operate in international shipping markets; both of these international markets transact business primarily in U.S. dollars. The Company's accounting records are maintained

(Expressed in thousands of U.S. dollars—except for share and per share data, unless otherwise stated)

in U.S. dollars. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities denominated in other currencies are adjusted to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying combined and consolidated statements of income.

Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

Restricted Cash: Restricted cash consists of interest-bearing deposits with certain banks as cash collateral against outstanding short-term facilities and retention accounts that can only be used for the purposes of repayment of current portions of long-term loans. Restricted cash also includes interest-bearing deposits with an international bank as cash collateral against standby letters of credit issued by the same bank to a shipyard (Note 12). Restricted cash is classified as non-current when the funds are to be used to acquire non-current assets.

Trade Receivables, net: Management is responsible for approving credit to customers, setting and maintaining credit standards, and managing the overall quality of the credit portfolio. The Company performs ongoing credit evaluations of its customers based upon payment history and the assessments of customers' credit worthiness. The Company generally provides payment terms of approximately 30 days. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon its historical experience with its customers, current market conditions of its customers, and any specific customer collection issues. Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. The Company had accounts receivable of $67,909 and $193,257, before allowances for bad debts of $1,106 and $1,603, as of December 31, 2006 and 2007, respectively.

Insurance Claims: Insurance claims are recorded on the accrual basis once there remain no contingencies relating to the claim. Insurance claims represent the claimable expenses, net of deductibles, incurred through December 31 of each year, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities.

Inventories: Inventories comprise marine fuel oil ("MFO"), marine gas oil ("MGO"), lubricants and victualling stores, which are stated at the lower of cost or market. Cost is determined by the first in, first out method.

Vessel Cost: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred.

Advances and milestone payments made to shipyards during construction periods are classified as "Advances for vessels under construction and acquisitions" until the date of delivery and acceptance of the vessel, at which date they are reclassified to "Vessels, cost." Advances for vessels under construction also include supervision costs, amounts paid under engineering contracts, capitalized interest and other expenses directly related to the construction of the vessels.

Amounts of interest to be capitalized during the asset acquisition period are determined by applying an interest rate to the average amount of accumulated expenditures for the asset during the period. The interest rate used is the average cost of borrowing for the Company.

Vessel Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's estimated salvage value is equal to the product of its light-weight tonnage and the estimated scrap rate. Management estimates the useful life of the Company's bunkering and non-bunkering tankers to be 30 years and 25 years, respectively, from the date of initial delivery from the shipyard. Management estimates the useful life of the Company's floating storage facilities to be 30 years from the date of acquisition. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. However, when regulations place limitations on the ability of a vessel to trade, its useful life is adjusted to end at the date such regulations become effective.

Intangible Assets: Intangible assets consist of a concession agreement in the United Kingdom and goodwill. In connection with the acquisition of Portland Bunkers International Limited, the Company recorded an identifiable intangible asset, a concession agreement which conveys to the Company an exclusive right to perform bunkering operations in the port of Portland over a specified period of time. This asset is being amortized over its useful life.

Goodwill is not amortized, but reviewed at least annually for impairment. The Company tests for goodwill impairment using the two-step process described in SFAS No. 142. The first step is a screen for potential impairment, while the second step measures the amount of impairment. Fair values are derived using discounted cash flow analysis.

Impairment of Long-Lived Assets: SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets," requires that long-lived assets and certain identifiable intangible assets held and used or to be disposed of by an entity, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset and its eventual disposal is less than its carrying amount, the asset should be evaluated for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. The Company regularly reviews the carrying amount of its vessels. The Company had no impairment losses in any of the periods presented.

Accounting for Drydocking Costs: The Company's vessels are generally required to be drydocked every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are in operation. The Company follows the deferral method of accounting for drydocking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next drydocking is scheduled to become due. Unamortized drydocking costs of vessels that are sold are written off against income in the year of the vessel's sale.

Financing Costs: Fees incurred for obtaining new loans or refinancing existing loans are deferred and amortized to interest expense over the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced are generally expensed in the period the repayment or refinancing is made.

Pension and Retirement Benefit Obligations: The vessel-owning companies included in the combination and consolidation employ the crew on board under short-term contracts (usually up to nine months) and accordingly, they are not liable for any pension or post retirement benefits. The Company's full-time Greek employees are covered by state-sponsored pension funds for which the Company is required to contribute a portion of the monthly salary of these employees to the fund (i.e., a defined contribution plan). Upon retirement of these employees, the state-sponsored pension funds are responsible for paying the employees' retirement benefits and accordingly, the Company has no obligation for these benefits.

Accounting for Revenues and Expenses: Revenues are principally earned from the physical supply of marine petroleum products via the Company's bunkering tankers. In this respect, sales of marine petroleum products and cost of sales of marine petroleum products are recorded in the period when the marine petroleum products are loaded onto the customer's vessel. In Greece, revenues are earned from the sale of marine petroleum products through a related party physical supplier (refer to Note 4). These sales and the respective cost of sales are recorded in the period when the related party physical supplier delivers the marine petroleum products to the customer.

For arrangements in which the Company physically supplies marine petroleum products via its own bunkering tankers, cost of marine petroleum products sold represents amounts paid by the Company for marine petroleum products sold in the period being reported on. For arrangements in which marine petroleum products are purchased from the Company's related party physical supplier, cost of marine petroleum products sold represents the total amount paid by the Company to the physical supplier for marine petroleum products and the delivery thereof to the Company's customer.

Revenues are also generated from voyage and time charter agreements of the Company's vessels. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues and associated voyage costs are recognized on a pro-rata basis over the duration of the voyage. Probable losses on voyages are provided for in full, at the time such losses can be estimated. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo.

Operating expenses are accounted for on the accrual basis.

Repairs and Maintenance: All vessel repair and maintenance expenses, including major overhaulings (which are non-scheduled repairs and maintenance work undertaken on a vessel's engine) and underwater inspections are expensed in the year incurred. Such costs are included in other operating expenses in the accompanying combined and consolidated statements of income.

Income Taxes: The Company accounts for income taxes using the liability method in accordance with SFAS No. 109. SFAS No. 109 requires the provision of deferred income taxes for the tax effects of temporary differences between financial reporting and tax bases of assets and liabilities, using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are required to be recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Generally, Aegean and its subsidiaries are involved in non-taxable activities and, as such, no material deferred tax assets or liabilities arose in any of the periods presented (refer to Note 20).

Earnings per Common Share: Basic earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares deemed outstanding during the year. Diluted earnings

(Expressed in thousands of U.S. dollars—except for share and per share data, unless otherwise stated)

per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

Derivatives: SFAS No. 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives' fair value recognized currently in earnings unless specific hedge accounting criteria are met. During the three-year period ended December 31, 2007, the Company did not engage in any transaction involving derivative instruments or have any hedging activities.

Contingencies: The Company accrues for a loss if the Company deems it probable that an asset has been impaired or that a liability has been incurred at the date of the financial statements and the amount of that loss can be reasonably estimated. If the Company deems it reasonably possible that an asset has been impaired or that a liability has been incurred, the nature of the contingency and an estimate of the amount of loss is disclosed in the notes to the financial statements.

Fair Value of Financial Instruments: The carrying values of cash, trade receivables, trade payables and short-term borrowings are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair values of long-term bank loans bearing interest at variable interest rates approximate the recorded values. The Company has no long-term loans bearing interest at fixed rates.

Recent Accounting Pronouncements

Non-Controlling Interests. In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51." This Statement establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement is effective as of the beginning of the first fiscal year that begins after December 15, 2008. The Company is currently evaluating the potential effect on the consolidated financial statements of adopting SFAS No. 160.

Business Combinations. In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS 141R"). SFAS 141R supersedes SFAS No. 141 and establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquired. SFAS 141R also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The Company is currently evaluating the effect, if any; this statement may have on future financial statements.

Fair Value of Financial Instruments. In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with changes in fair value recognized in earnings. SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. The adoption of SFAS 159 is not expected to have a material impact on the Company's financial statements.

Fair Value Measurements. In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements" ("SFAS 157"). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements, but applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of SFAS 157 is not expected to have a material impact on the Company's financial statements.

Hybrid Financial Instruments. In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140" ("SFAS 155"). SFAS 155 amends SFAS 133 and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS 155 resolves issues addressed in SFAS 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets." SFAS 155 was effective for the Company for all financial instruments acquired or issued after January 1, 2007 and did not have a material impact on the Company's financial statements.

3. Significant Acquisitions:

On October 9, 2007, the Company acquired all of the outstanding share capital of Bunkers at Sea NV ("BAS"), a marine fuel logistics company incorporated in Belgium, for a total consideration of $4,764 (excluding direct acquisition costs). BAS purchases, sells and delivers marine fuel to end users such as shipping companies (which complements Aegean's business) and performs these functions in Northwestern Europe where Aegean previously had no presence. The Company entered into this transaction on the premise that Aegean would increase its market share in Northwestern Europe where BAS has a presence.

The following table presents the purchase accounting adjustments as of the acquisition date. The Company believes that the resulting balance sheet reflects the fair value of the assets and liabilities at the acquisition date.

Adjusted Purchase Price	
Cash consideration to sellers	3,991
Equity consideration to sellers	773
Acquisition costs	76
Adjusted purchase price	4,840
Fair Value of Assets and Liabilities Acquired	
Cash and cash equivalents, net of overdrafts	5,818
Trade receivables	9,639
Inventories	1,301
Trade payables	(15,767)
Other current assets/liabilities, net	(97)
Non-current assets	3
Total fair value of assets and liabilities acquired	897
Goodwill	3,943

No acquired identifiable intangible assets were recognized as part of the purchase price allocation.

The following table presents the unaudited pro forma results as if the acquisition had occurred at the beginning of each of the years ended December 31, 2006 and 2007:

	Year Ended December 31,	
	2006	2007
Total revenues	915,919	1,471,189
Net income	24,367	28,301
Basic earnings per share	0.84	0.67
Diluted earning per share	0.84	0.67

On October 31, 2007, the Company acquired all of the outstanding share capital of Portland Bunkers International Limited ("PBIL"), a company incorporated in the United Kingdom, for a total consideration of $7,774 (excluding direct acquisition costs). PBIL is the exclusive operator of the port of Portland (United Kingdom). The Company entered into this transaction on the premise that Aegean's financial strength, logistics expertise and fleet of double-hull tankers, coupled with the exclusive bunkering license, will be accretive to earnings and cash flows.

The following table presents the purchase accounting adjustments as of the acquisition date. The Company believes that the resulting balance sheet reflects the fair value of the assets and liabilities at the acquisition date.

Adjusted Purchase Price	
Cash consideration to sellers	7,774
Acquisition costs	235
Adjusted purchase price	8,009
Fair Value of Assets and Liabilities Acquired	
Cash and cash equivalents	530
Other current assets/liabilities, net	(293)
Concession agreement	7,772
Total fair value of assets and liabilities acquired	8,009

An identifiable intangible asset was recognized consisting of an exclusive 30 year concession agreement with the port of Portland which gives Aegean an exclusive right to perform bunkering operations at that port. This asset is being amortized on a straight-line basis over the remaining contractual life of the agreement (from November 1, 2007 to October 1, 2032). Amortization expense of $52 was recognized for the year ended December 31, 2007.

The annual aggregate amortization expense expected to be recognized after December 31, 2007, are as follows:

	Amount
2008	312
2009	312
2010	312
2011	312
2012	312

The following table presents the unaudited pro forma results as if the acquisition had occurred at the beginning of each of the years ended December 31, 2006 and 2007:

	Year Ended December 31,	
	2006	2007
Total revenues	806,095	1,354,187
Net income	24,172	25,947
Basic earnings per share	0.83	0.61
Diluted earning per share	0.83	0.61

(Expressed in thousands of U.S. dollars—except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties:

(a) *Aegean Oil S.A. (the "Greek Subcontractor"):* The Greek Subcontractor, owned and controlled by relatives of Mr. Dimitris Melisanidis, is a diversified energy group principally engaged in the downstream gasoline industry in Greece where it manages a network of approximately 450 service stations. The Greek Subcontractor is managed by a full-time executive team and has no common management with the Company. In addition to its principal operations, the Greek Subcontractor is also a licensed trader and physical supplier of marine petroleum products in Greece. On December 30, 1999 and as amended on September 25, 2000, the Company signed a Bunkering Supply and Representation Agreement with the Greek Subcontractor whereby the Greek Subcontractor undertakes to sell and deliver marine petroleum products in transit to the Company's nominated customer vessels within Greek territorial waters. Under the contract, the Greek Subcontractor sells the marine petroleum products to the Company at an amount equal to the Greek Subcontractor's purchase cost of the marine petroleum products from select Greek refineries, plus a margin.

On April 1, 2005, this contract was terminated and superceded by a ten-year Marine Fuel Supply Service Agreement with the Greek Subcontractor. This contract stipulates that the Company and the Greek Subcontractor must transact for a minimum quantity of marine fuel per month, however neither party is required to transact for more than a maximum quantity of marine fuel per month. Under the contract, the Greek Subcontractor undertakes to sell the marine petroleum products to the Company at an amount equal to the Greek Subcontractor's purchase cost of the marine petroleum products from select Greek refineries, plus a margin. The margin will be reviewed and renegotiated annually between the parties. Payment of the Greek Subcontractor's invoices will be made within 30 calendar days from the date of receipt of the invoice. Penalties of 10% will be imposed on late payments. If requested, the Company undertakes to provide security to the Greek Subcontractor by way of a standby letter of credit or other mutually acceptable guarantee in relation to any outstanding balance from time to time. The agreement terminates on March 31, 2015 unless any of the following situations occur prior to the termination date: (i) the Greek Subcontractor's petroleum trading license terminates or is revoked by the Greek authorities, (ii) upon the breach by any party in the performance of any of its obligations, as defined in the agreement, (iii) upon the liquidation or bankruptcy of any party. The Company has a unilateral right to terminate the agreement by serving 12 months' written notice.

During the years ended December 2005, 2006 and 2007, the Company purchased from the Greek Subcontractor marine petroleum products of $99,417, $155,022 and $159,943, respectively, all of which are included under cost of marine petroleum products sold in the accompanying combined and consolidated statements of income. As of December 31, 2006 and 2007, the amounts due to the Greek Subcontractor were $19,203 and $27,193, respectively, and are included under trade payables to related companies in the accompanying consolidated balance sheets.

(b) *Aegean Shipping Management S.A. and certain vessel-owning companies (hereinafter collectively referred to as "Aegean Shipping"):* Aegean Shipping is owned by relatives of Mr. Dimitris Melisanidis and is the owner and operator of an international shipping fleet including Aframax and Panamax product tankers which are chartered out in the international spot markets. Aegean Shipping is managed by a full-time executive team and has no common management with the Company. The Company's material transactions with Aegean Shipping are described as follows:

(i) Aegean Shipping provided two of the Company's vessels, Aegean Hellas and Fos, with a wide range of shipping services such as technical support and maintenance, insurance arrangement and handling, financial administration and accounting services, in exchange for a management fee. Management fees incurred by the Company for the years ended December 31, 2005, 2006 and 2007, amounted to $182, $223 and $54, respectively, and are separately disclosed in the accompanying combined and consolidated statements of income.

(ii) Prior to January 1, 2006, the Company time chartered (short-term) certain vessels of Aegean Shipping in order to meet increased levels of demand for its services at times when its own vessels were operating at full capacity, or for special situations. Vessel hire charges for the year ended December 31, 2005 amounted to $518 and are separately disclosed in the accompanying combined and consolidated statements of income.

(iii) Aegean Shipping is a customer of the Company. It purchases marine fuel and lubricants, which it consumes during the voyages of its vessels. The Company's sales of marine fuel and lubricants to Aegean Shipping for the years ended December 31, 2005, 2006 and 2007, amounted to $8,162, $13,146 and $13,509, respectively, and are included under sales of marine petroleum products in the accompanying combined and consolidated statements of income.

(iv) On December 20, 2005, the Company purchased an 11,538 dwt (built in 1982) double hull bunkering tanker Aegean Pride from Aegean Shipping for a price of $6,700, which was fully paid on that date. The price includes Aegean Shipping's initial purchase price of the vessel from an unrelated third party plus additional costs incurred by Aegean Shipping to convert the vessel into a bunkering tanker. The cost of this vessel is included under vessels, cost, in the accompanying consolidated balance sheets.

(v) During the year ended December 31, 2006, the Company sold two newly-acquired second-hand tankers, Omega Af Donso and Trapper, to Aegean Shipping. These vessels were previously acquired by the Company from third-party sellers. No gain or loss was recognized by the Company on the sale of the vessels to Aegean Shipping.

As of December 31, 2006 and 2007, the amounts due from Aegean Shipping were $162 and $3,438, respectively, and are included in due from related companies in the accompanying consolidated balance sheets.

(c) *Golden Sun Marine Corp. ("Golden Sun"):* Prior to June 1, 2005, the Company conducted business with Golden Sun, an investment and trading company in which Mr. Dimitris Melisanidis holds a controlling interest. During the year ended December 31, 2005, the Company purchased from Golden Sun marine petroleum products of $5,161, which are included under cost of marine petroleum products sold in the accompanying combined and consolidated statements of income. Effective June 1, 2005, the Company ceased purchasing marine petroleum products from Golden Sun and accordingly, during the years ended December 31, 2006 and 2007, the Company did not purchase marine petroleum products from Golden Sun. As of December 31, 2006 and 2007, no amounts were due to Golden Sun.

(d) *General Maritime Corporation ("General Maritime"):* Aegean's Chairman of the Board, Mr. Peter C. Georgiopoulos, also serves as Chairman, President and Chief Executive Officer of General Maritime which is a publicly-traded tanker company with shares listed on the New York Stock Exchange. During the years ended December 31, 2006 and 2007, the Company's sales to General Maritime amounted to $1,695 and $1,196, respectively, which are included under sales of marine petroleum products in the accompanying combined and consolidated statements of income. As of December 31, 2006 and 2007, the amounts due from General Maritime were $12 and $45, respectively, which are included in due from related companies in the accompanying consolidated balance sheets.

5. Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,	
	2006	2007
Held for sale:		
Marine Fuel Oil	21,535	72,255
Marine Gas Oil	7,972	22,950
	29,507	95,205
Held for consumption:		
Marine fuel	654	1,195
Lubricants	394	646
Victuals	79	94
	1,127	1,935
Total	30,634	97,140

6. Advances for Vessels Under Construction and Acquisitions:

On February 6, 2005, as amended, the Company signed ten separate shipbuilding contracts with the Fujian Southeast Shipyard ("Fujian") for ten 4,600 dwt, double skin, double bottom, product oil tankers (Hull Numbers DN-3500-1 to 10). The construction price of each contract is $6,800 which is payable 10% in advance, 15% upon steel cutting, 15% upon keel-laying, 15% upon launching and 45% upon delivery and acceptance. Furthermore, on February 10, 2005, the Company signed ten separate contracts with an engineering firm for the design, building supervision, representation, procurement of machineries and supplies, and turn-key delivery of the ten product oil tankers. The price of each such contract is $1,550 which is payable 5% in advance, 10% upon steel cutting, 40% upon launching and 45% upon delivery and acceptance.

On June 3, 2005, as amended, the Company signed two separate shipbuilding contracts with the Severnav Shipyard ("Severnav") for two 2,400 dwt, double skin, double bottom, product oil tankers with roll-on roll-off facilities for fuel trucks. The construction price of each contract is Euro 6,835,000 which is payable 10% upon effectiveness of the contract, 15% upon steel cutting, 15% upon keel-laying, 20% upon launching and 40% upon delivery and acceptance. Furthermore, on August 30, 2005, the Company signed two separate contracts with an engineering firm for the design, building supervision, representation, procurement of machineries and supplies, and turn-key delivery of the two product oil tankers. The price of each such contract is Euro 1,500,000 which is payable 5% in advance, 10% upon steel cutting, 40% upon launching and 45% upon delivery and acceptance.

On January 13, 2006, the Company signed five separate shipbuilding contracts with the Qingdao Hyundai Shipbuilding Co. Ltd. ("Qingdao Hyundai") for five double skin, double bottom,

(Expressed in thousands of U.S. dollars—except for share and per share data, unless otherwise stated)

5,500 dwt class oil tankers (Hull Numbers QHS-220 to 224). The construction price of each contract is $9,400 which is payable 10% in advance, 20% upon steel cutting, 20% upon keel-laying, 25% upon launching and 25% upon delivery and acceptance. Furthermore, on February 24, 2006, the Company signed five separate contracts with an engineering firm for the design, building supervision, representation, procurement of machineries and supplies, and turn-key delivery of the five 5,500 dwt class oil tankers. The price of each such contract is $1,600, which is payable 5% in advance, 10% upon keel-laying, 40% upon launching and 45% upon delivery and acceptance.

On October 18, 2006, the Company signed seven separate shipbuilding contracts with Qingdao Hyundai for seven double skin, double bottom, 5,500 dwt class oil tankers (Hull Numbers QHS-207 to 210 and QHS-215 to 217). The construction price of each contract is $10,000 which is payable 20% in advance, 20% upon steel cutting, 20% upon keel-laying, 20% upon launching and 20% upon delivery and acceptance. Furthermore, on October 19, 2006, the Company signed seven separate contracts with an engineering firm for the design, building supervision, representation, procurement of machineries and supplies, and turn-key delivery of the seven 5,500 dwt class oil tankers. The price of each such contract is $1,600, which is payable 5% upon steel cutting, 10% upon keel-laying, 40% upon launching and 45% upon delivery and acceptance.

On May 25, 2007, the Company signed five separate shipbuilding contracts with Fujian for five 4,600 dwt, double skin, double bottom, product oil tankers (Hull Numbers DN-3800-11 to 15). The construction price of each contract is $7,890, of which $755 is payable in advance, $1,132 is payable upon steel-cutting, $1,132 is payable upon keel-laying, $1,133 is payable upon launching and $3,738 is payable upon delivery and acceptance.

The amounts shown in the accompanying consolidated balance sheets include milestone payments relating to the shipbuilding and engineering contracts and any material related expenses incurred during the construction periods capitalized in accordance with the accounting policy discussed in Note 2.

As of December 31, 2007, the account, advances for vessels under construction and acquisitions, is analyzed as follows:

			December 31, 2007		
Vessel Name	Year of Expected Delivery	Contract Amount	Contract Payments	Capitalized Costs	Total
Fujian Shipyard					
DN-3500-3	2007**	8,425	8,425	682	9,107
DN-3500-4	2007**	8,425	8,425	445	8,870
DN-3500-5	2008	8,425	4,593	208	4,801
DN-3500-6	2008	8,425	2,953	84	3,037
DN-3500-7	2008	8,425	2,953	61	3,014
DN-3500-8	2008	8,425	1,933	122	2,055
DN-3500-9	2008	8,425	1,933	109	2,042
DN-3500-10	2008	8,425	1,933	86	2,019
DN-3800-11*	2009	7,890	755	20	775
DN-3800-12*	2009	7,890	755	20	775
DN-3800-13*	2009	7,890	755	20	775
DN-3800-14*	2009	7,890	755	20	775
DN-3800-15*	2009	7,890	755	20	775
Severnav Shipyard					
N 2220000	2008	11,639	6,495	521	7,016
N 2230007	2008	11,513	3,725	377	4,102
Qingdao Hyundai Shipyard					
QHS-207	2009	11,600	4,080	101	4,181
QHS-208	2009	11,600	4,080	91	4,171
QHS-209	2009	11,600	4,080	81	4,161
QHS-210	2009	11,600	2,000	76	2,076
QHS-215	2009	11,600	2,000	76	2,076
QHS-216	2009	11,600	2,000	76	2,076
QHS-217	2009	11,600	2,000	76	2,076
QHS-220	2008	11,000	4,940	223	5,163
QHS-221	2008	11,000	4,940	194	5,134
QHS-222	2009	11,000	1,020	83	1,103
QHS-223	2009	11,000	1,020	82	1,102
QHS-224	2009	11,000	1,020	101	1,121
Total		266,202	80,323	4,055	84,378

*Contract amount does not include contract with the engineering firm which, as of December 31, 2007, was not signed. This contract is expected to be signed within 2008.

**Vessel delivered in 2007 but as of December 31, 2007, was not positioned and operational.

Interest on the advances paid by the Company in respect of these contracts is computed at the weighted average borrowing cost of the Company, for the duration of the construction period, and capitalized in advances for vessels under construction on the accompanying balance sheets. Total interest capitalized for the years ended December 31, 2005, 2006 and 2007 was $155, $1,295 and $2,314, respectively.

During the years ended December 31, 2006 and 2007, the movement of the account, advances for vessels under construction and acquisitions, was as follows:

	Year Ended December 31,	
	2006	2007
Balance at beginning of period	12,803	46,779
Advances for vessels under construction and related costs	35,396	55,529
Payments for secondhand vessel acquisitions	34,895	66,217
Vessels delivered	(36,315)	(84,147)
Balance at end of period	46,779	84,378

As of December 31, 2007, the remaining obligations under the construction and supervision contracts are payable as follows:

	Amount
2008	118,350
2009	67,529
	185,879

On June 3, 2005, in connection with the shipbuilding contracts entered into with Severnav, the Company entered into a call option agreement with Severnav for the design, construction and equipment of four 2,400 dwt, double skin, double bottom, product oil tankers with roll-on roll-off facilities for fuel trucks. The Company has the right to exercise the option on two of the vessels on or before the launching of the first of the firm product oil tankers mentioned above, and has the right to exercise the option on the two remaining vessels on or before the delivery and acceptance of the first of the firm product oil tankers mentioned above for a total price of Euro 26,240,000 (Euro 6,560,000 each). No consideration was paid by the Company for the call option agreement.

On January 13, 2006, in connection with the shipbuilding contracts entered into with Qingdao Hyundai, the Company entered into a call option agreement with Qingdao Hyundai for the construction and delivery of four double skin, double bottom, 5,500 dwt class oil tankers. The Company has the right to exercise this option on or before the delivery of the first of the five 5,500 dwt class oil tankers mentioned above. If the Company exercises this option, Qingdao Hyundai is bound to sign new shipbuilding contracts for the four vessels for a total price of $38,200 ($9,550 each). No consideration was paid by the Company for the call option agreement.

7. Vessels:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2005	47,528	(5,514)	42,014
Vessels acquired and delivered	36,315	—	36,315
Vessels sold	(12,900)	—	(12,900)
Depreciation for the year	—	(4,148)	(4,148)
Balance, December 31, 2006	70,943	(9,662)	61,281
Vessels acquired and delivered	84,147	—	84,147
Vessels sold	(5,224)	1,540	(3,684)
Depreciation for the year	—	(6,190)	(6,190)
Balance, December 31, 2007	**149,866**	**(14,312)**	**135,554**

On May 3, 2006, the acquired second-hand bunkering tanker, Aegean XI, was delivered to the Company at a total cost of $8,214. On July 25, 2006, the acquired second-hand bunkering tanker, Aegean Force, was delivered to the Company at a total cost of $5,085. On September 5, 2006, the acquired floating storage facility, Fos, was delivered to the Company at a total cost of $10,116.

During the year ended December 31, 2006, the Company purchased two second-hand tankers, Omega Af Donso and Trapper, from third-party sellers for a total amount of $12,900 and subsequently sold these tankers to Aegean Shipping. No gain or loss was recognized by the Company on the sale of these vessels.

On August 7, 2007, the acquired floating storage facility, the Ouranos, with a total cost of $18,378 was operational at the Company's service center in Fujairah. On May 25, 2007, the acquired second-hand bunkering tanker, Aegean Princess, was delivered to the Company at a total cost of $12,241. On September 21, 2007, the acquired floating storage facility, the Leader, was delivered to the Company at a total cost of $20,473. On August 6, 2007, the newly-constructed bunkering tanker, Milos (ex-DN-3500-1), with a total cost of $9,051, was operational in the Company's service center in Singapore. On October 10, 2007, the two bunkering tankers, the Sara and Vera, with total costs of $6,017 and $1,964, respectively, were delivered to the Company. On December 4, 2007, the acquired double hull tanker, the Hope, with a total cost of $7,144, was operational in the Company's service center in Jamaica. On December 31, 2007, the newly-constructed bunkering tanker, Serifos (ex-DN-3500-2), with a total cost of $8,879, was operational in the Company's service center in Singapore.

On April 17, 2007, the Company sold the vessel, Aegean Hellas, to a third-party purchaser for an aggregate price of $8,791. The gain on sale of $2,693 resulted from the sale price reduced by

(Expressed in thousands of U.S. dollars—except for share and per share data, unless otherwise stated)

the related sales expense of $515, the carrying value of the asset of $3,684 and the carrying value of unamortized drydocking costs of $1,899, which is separately reflected in the accompanying combined and consolidated statement of income for the year ended December 31, 2007.

Cost of vessels at December 31, 2005, 2006 and 2007, includes $8,913, $8,747 and $19,402, respectively, of amounts not included in the contract price of the vessels but which were material expenses incurred upon acquisition and are capitalized in accordance with the accounting policy discussed in Note 2.

As of December 31, 2007, all of the Company's operational vessels, except for the Aegean Flower, Aegean VII and Aegean IX, were mortgaged under the Company's various debt agreements.

8. Other Fixed Assets:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Buildings	Other	Total
Cost, December 31, 2005	1,008	258	1,266
Additions	—	83	83
Cost, December 31, 2006	1,008	341	1,349
Additions	—	409	409
Cost, December 31, 2007	**1,008**	**750**	**1,758**
Accumulated depreciation, December 31, 2005	20	31	51
Depreciation expense	34	58	92
Accumulated depreciation, December 31, 2006	54	89	143
Depreciation expense	33	151	184
Accumulated depreciation, December 31, 2007	**87**	**240**	**327**
Net book value, December 31, 2005	988	227	1,215
Net book value, December 31, 2006	954	252	1,206
Net book value, December 31, 2007	**921**	**510**	**1,431**

9. Deferred Charges:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Drydocking	Financing Costs	Total
Balance, December 31, 2005	931	286	1,217
Additions	10,637	520	11,157
Amortization for the year	(1,684)	(171)	(1,855)
Balance, December 31, 2006	9,884	635	10,519
Additions	3,186	468	3,654
Disposals	(1,899)	—	(1,899)
Amortization for the year	(3,172)	(233)	(3,405)
Balance, December 31, 2007	**7,999**	**870**	**8,869**

The amortization for drydocking costs is separately reflected in the accompanying combined and consolidated statements of income. The amortization of financing costs is included in interest and finance costs in the accompanying combined and consolidated statements of income.

10. Prepayments and Other Current Assets:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2006	December 31, 2007
VAT receivable	1,134	9,055
Other prepayments	1,527	3,362
Total	2,661	12,417

11. Short-term Borrowings:

On December 19, 2006, as amended, Aegean and AMP, as co-borrowers, jointly and severally entered into a Term Loan, Overdraft and Guarantee Facility Agreement ("2006 Senior Credit Facility") with an international bank for an amount of $248,400. The revolving overdraft facility of up to $115,000 bears interest at LIBOR plus 1.25%. The multi-currency revolving guarantee and letter of credit facility of up to $100,000 charges a commission of 0.25% for documentary letters of credit, and of 0.625% for standby letters of credit. The term loan of up to $33,400 was used to refinance the secured term loan dated February 10, 2006 with the same bank (refer to Note 12(c)).

On December 21, 2007, the overdraft facility and guarantee and letter of credit facility were cancelled and terminated. Accordingly, as of December 31, 2007, only the term loan facility of $33,400 under the 2006 Senior Credit Facility was in full force and effect, which expires 12 years from the delivery date of each vessel.

On December 20, 2007, AMP entered into an Overdraft, Guarantee and Letter of Credit Facility Agreement ("2007 Senior Credit Facility") with a syndicate of two international banks for an amount of $300,000. The 2007 Senior Credit Facility will be used for working capital purposes and expires on December 31, 2008. The revolving overdraft facility of up to $150,000 bears interest at LIBOR plus 1.25%. The multi-currency revolving guarantee and letter of credit facility of up to $150,000 charges a commission of 0.25% for documentary letters of credit, and of 0.625% for standby letters of credit.

The 2007 Senior Credit Facility is mainly secured by a first priority mortgage on the Company's operational double hull tankers, except for the Milos and Serifos (both of which are mortgaged under long-term debt) and the Aegean Flower, Aegean VII and Aegean IX, and an undertaking by the Company to provide a first priority mortgage on the Aegean Flower, Aegean VII and Aegean IX at the lender's request. Furthermore, the 2007 Senior Credit Facility is secured by a general assignment of the Company's trade receivables to be paid into an operating account held by the bank. The 2007 Senior Credit Facility contains certain covenants which include requirements to maintain the Company's listing on the New York Stock Exchange, to maintain vessel insurance policies, to maintain minimum security of 120% of the outstanding facility amount and to ensure that Mr. Dimitris Melisanidis controls at least 32% of the Company's outstanding common shares. Furthermore, the credit facility contains financial covenants requiring the Company to ensure that (i) consolidated book net worth, as defined, not be less than $175,000, (ii) consolidated leverage ratio, as defined, not to exceed 0.65-to-one, and (iii) consolidated liquid funds, as defined, not be less than $25,000.

As of December 31, 2006, the Company did not have any short-term borrowings outstanding. As of December 31, 2007, the Company had an overdraft balance of $133,000 under the 2007 Senior Credit Facility.

Total interest incurred on short-term borrowings for the years ended December 31, 2005, 2006 and 2007 amounted to $900, $2,839 and $1,082, respectively, and is included in interest expense and finance costs, in the accompanying combined and consolidated statements of income.

12. Long-term Debt:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,	
Borrower(s)	2006	2007
(a) Ocean and Sea Global	13,503	15,093
(b) Serifos, Kithnos, Santorini, Paros and Naxos	4,964	17,668
(c) Milos, Amorgos, Kimolos, Syros and Mykonos	4,175	—
(c) Aegean	—	19,342
(d) Eton, Benmore and Ingram	2,350	3,760
(e) Tasman and Santon	1,504	4,512
(f) Kerkyra, Ithaki, Cephallonia, Paxoi, Zakynthos, Lefkas and Kythira	7,000	11,500
(g) Andros, Dilos, Ios, Sifnos and Tinos	—	3,156
Total	33,496	75,031
Less: Current portion	(833)	(3,650)
Long-term portion	32,663	71,381

(a) On October 26, 2005, as amended, Ocean and Sea Global, as co-borrowers, jointly and severally entered into a syndicated secured term loan with an international bank for an amount of Euro 13,300,000 to partially finance the construction costs of vessels N 2230007 and N 2220000 (two tranches of Euro 6,650,000 each). Each tranche is available in three advances, as defined in the loan agreement. Each tranche is repayable in 40 consecutive quarterly installments, with the first 12 being in the amount of Euro 150,000 each and the remaining 28 being in the amount of Euro 110,000 each, plus a balloon payment of Euro 1,770,000 payable with the last installment. The first installment of each tranche is repayable three months after the date of actual delivery of the respective vessel.

The loan bears interest at LIBOR plus 1.40% during each vessel's pre-delivery period and at LIBOR plus 1.30% during each vessel's post-delivery period. During the years ended December 31, 2005, 2006 and 2007, the weighted average interest rate (including the margin) was 3.91%, 4.33% and 5.57%, respectively, while at December 31, 2006 and 2007, the interest rate (including the margin) was 5.03% and 6.12%, respectively.

The loan agreement contains financial covenants requiring the Company to ensure that book net worth shall not be less than $100,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one; that the current ratio shall not be less than 1.25-to-one and that cash and cash equivalents exceed 50% of the current portion of long-term debt.

As of December 31, 2006 and 2007, the outstanding balance of the loan was $13,503 (Euro 10,252,500) and $15,093 (Euro 10,252,500), respectively. The proceeds of the loan have been placed in interest bearing cash collateral accounts as security against standby letters of credit issued by the same bank to the shipyard, which are included under restricted cash in the accompanying consolidated balance sheets.

(b) On August 30, 2005, as amended, Serifos, Kithnos, Santorini, Paros and Naxos, as co-borrowers, jointly and severally entered into a syndicated secured term loan with an international bank for an amount of $35,500 to partially finance the construction costs of vessels DN-3500-2, DN-3500-3, DN-3500-8, DN-3500-9 and DN-3500-10, respectively (five tranches of $7,100 each). Each tranche is available in seven advances, as defined in the loan agreement. Each tranche is repayable in 40 consecutive quarterly installments, with the first 30 being in the amount of $120 each and the remaining ten being in the amount of $110 each, plus a balloon payment of $2,400 payable with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.

The loan bears interest at LIBOR plus 1.40% during each vessel's pre-delivery period and at LIBOR plus 1.30% during each vessel's post-delivery period. During the years ended December 31, 2005, 2006 and 2007, the weighted average interest rate (including the margin) was 5.90%, 6.57% and 6.73%, respectively, while at December 31, 2006 and 2007, the interest rate (including the margin) was 6.77% and 6.27%, respectively. As of December 31, 2006 and 2007, the outstanding balance of the loan was $4,964 and $17,668, respectively.

The loan agreement contains financial covenants requiring the Company to ensure that book net worth shall not be less

(Expressed in thousands of U.S. dollars—except for share and per share data, unless otherwise stated)

than $100,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one; that the current ratio shall not be less than 1.25-to-one and that cash and cash equivalents exceed 50% of the current portion of long-term debt.

(c) On February 10, 2006, Milos, Amorgos, Kimolos, Syros and Mykonos, as co-borrowers, jointly and severally entered into a secured term loan with an international bank for an amount of $33,400 to partially finance the construction costs of vessels DN-3500-1, DN-3500-4, DN-3500-5, DN-3500-6 and DN-3500-7, respectively (five tranches of $6,680 each). Each tranche is available in four advances, as defined in the loan agreement. Each tranche is repayable in 48 consecutive quarterly installments, with the first 47 being in the amount of $140 each and the last installment being in the amount of $100. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.

This facility was refinanced by a term loan (with identical terms and conditions) with the same bank under the 2006 Senior Secured Credit Facility.

The loan bears interest at LIBOR plus 1.15% plus additional compliance costs. During the years ended December 31, 2006 and 2007, the weighted average interest rate (including the margin) was 6.46% and 6.37%, respectively, while at December 31, 2006 and 2007, the interest rate (including the margin) was 6.50% and 6.07%, respectively. As of December 31, 2006 and 2007, the outstanding balance of the loan was $4,175 and $19,342, respectively.

(d) On October 25, 2006, Eton, Benmore and Ingram, as co-borrowers, jointly and severally entered into a syndicated secured term loan with an international bank for an amount of $26,250 to partially finance the construction costs of vessels QHS-220, QHS-222 and QHS-223 (three tranches of $8,750 each). Each tranche is available in five advances, as defined in the loan agreement. Each tranche is repayable in 40 consecutive quarterly installments in the amount of $125 each, plus a balloon payment of $3,750 payable together with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.

The loan bears interest at LIBOR plus 1.30% before delivery of each vessel and at LIBOR plus 1.1875% after such vessel's delivery. During the years ended December 31, 2006 and 2007, the weighted average interest rate (including the margin) was 6.67% and 6.42%, respectively, while at December 31, 2006 and 2007, the interest rate (including the margin) was 6.67% and 6.04%, respectively. As of December 31, 2006 and 2007, the outstanding balance of the loan was $2,350 and $3,760, respectively.

(e) On October 27, 2006, Tasman and Santon, as co-borrowers, jointly and severally entered into a secured term loan with a Greek bank for an amount of $17,600 to partially finance the construction costs of vessels QHS-221 and QHS-224 (two tranches of $8,800 each). Each tranche is available in five advances, as defined in the loan agreement. Each tranche is repayable in 40 consecutive quarterly installments in the amount of $154 each, plus a balloon payment of $2,640 payable together with the last installment. The first installment of each tranche is repayable three months after the date of delivery of the respective vessel.

The loan bears interest at LIBOR plus 1.15% on the principal amount repayable in quarterly installments (for each tranche: $6,160) and at LIBOR plus 1.25% on the principal amount repayable in a balloon payment (for each tranche: $2,640). During the years ended December 31, 2006 and 2007, the weighted average interest rate (including the margin) was 6.47% and 6.42%, respectively, while at December 31, 2006 and 2007, the interest rate (including the margin) was 6.51% and 5.99%, respectively. As of December 31, 2006 and 2007, the outstanding balance of the loan was $1,504 and $4,512, respectively.

(f) On October 30, 2006, Kerkyra, Ithaki, Cephallonia, Paxoi, Zakynthos, Lefkas and Kythira, as co-borrowers, jointly and severally entered into a syndicated secured term loan with an international bank for an amount of $64,750 to partially finance the construction costs of vessels QHS-207, QHS-208, QHS-209, QHS-210, QHS-215, QHS-216 and QHS-217 (seven tranches of $9,250 each). Each tranche is available in five advances, as defined in the loan agreement. Each tranche is repayable in 40 consecutive quarterly installments in the amount of $125 each, plus a balloon payment of $4,250 payable together with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.

The loan bears interest at LIBOR plus 1.15% before delivery of each vessel and at LIBOR plus 1.05% after such vessel's delivery. During the years ended December 31, 2006 and 2007, the weighted average interest rate (including the margin) was 6.52% and 6.53%, respectively, while at December 31, 2006 and 2007, the interest rate (including the margin) was 6.52% and 6.12%, respectively. As of December 31, 2006 and 2007, the outstanding balance of the loan was $7,000 and $11,500, respectively.

(g) On July 5, 2007, Andros, Dilos, Ios, Sifnos and Tinos, as co-borrowers, jointly and severally entered into a syndicated secured term loan with an international bank for an amount of $37,560 to partially finance the construction costs of vessels DN-3800-11, DN-3800-12, DN-3800-13, DN-3800-14 and DN-3800-15 (five tranches of $7,512 each). Each tranche is available in advances, as defined in the loan agreement. Each tranche is repayable in 40 consecutive quarterly installments in the amount of $187 each. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.

The loan bears interest at LIBOR plus 0.90% before delivery of each vessel and at LIBOR plus 0.85% after such vessel's delivery. During the year ended December 31, 2007, the weighted average interest rate (including the margin) was 6.06%, while at December 31, 2007, the interest rate (including the margin) was 5.76%. As of December 31, 2007, the outstanding balance of the loan was $3,156.

As of December 31, 2007, the outstanding vessel-financing loans are generally collateralized as follows:

- First priority assignment of the shipbuilding contracts and first priority mortgages over the vessels (when completed);
- Assignments of insurance and earnings of the mortgaged vessels (when completed);
- An undertaking from the vessels' manager.

The vessel-financing loan agreements contain ship finance covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels without the bank's prior consent as well as minimum requirements regarding the ratio of the market value of the relevant vessel to the outstanding loan amount and the ratio of the insured amount of the relevant vessel to the outstanding loan amount. In addition, the borrowing companies and/or their managers must maintain working capital accounts with the lending banks, as defined in the loan agreements. Furthermore, the vessel-owning subsidiary companies are not permitted to pay any dividends without the lenders' prior consent. The vessel-owning subsidiary companies with outstanding loans had restricted net assets amounting to $(1,694) and $(4,683), as of December 31, 2006 and 2007, respectively.

As of December 31, 2007, all of the Company's vessels-under-construction as well as two newly-completed vessels, the Milos (ex-DN-3500-1) and the Serifos (ex-DN-3500-2), having a total carrying value of $102,308, have been provided as collateral to secure the long-term debt discussed above.

Total interest incurred on long-term debt for the years ended December 31, 2005, 2006 and 2007 amounted to $1,036 and $2,779 and $2,958, respectively, and is included in interest expense and finance costs in the accompanying combined and consolidated statements of income. Accrued interest expense on long-term debt as of December 31, 2006 and 2007 amounted to $153 and $236, respectively, and is included in accrued and other current liabilities in the accompanying consolidated balance sheets.

The total amount available and unutilized under the Company's long-term debt agreements was $159,608 as of December 31, 2007.

The annual principal payments required to be made after December 31, 2007, are as follows:

	Amount
2008	3,650
2009	5,126
2010	5,669
2011	5,397
2012	5,306
2013 and thereafter	49,883
	75,031

13. Commitments and Contingencies:

(a) *Long-term Supply Contracts:* On December 3, 2004, the Company signed an eight-year Fuel Purchase Agreement with a government refinery in Jamaica for the supply of mainly MFO and MGO at a price equal to average PLATTS prices plus a margin. The contract stipulates that the Company and refinery are not required to transact for more than a maximum quantity of marine fuel per month; however, by mutual agreement, the maximum quantity per month may be revised upwards. Invoices become due thirty calendar days from the date of delivery. Interest on overdue payments accrues at a rate equal to the local overdraft rate in Jamaica. This agreement expires on December 31, 2012.

On April 1, 2005, the Company signed a ten-year Marine Fuel Supply Service Agreement with the Greek Subcontractor (refer to Note 4).

(b) *Standby Letters Of Credit:* In the normal course of business, for certain suppliers, under certain long-term supply contracts, or under certain long-term construction contracts, the Company is required to post standby letters of credit in order to secure lines of credit. As of December 31, 2007, the total outstanding standby letters of credit amounted to $136,703. The Company has not defaulted on payment of any of its accounts payable so as to cause any of the issuers of the standby letters of credit to settle the Company's

(Expressed in thousands of U.S. dollars—except for share and per share data, unless otherwise stated)

accounts payable on the Company's behalf. All the standby letters of credit expire during 2008. The Company expects to extend the validity date of these instruments throughout the duration of the Company's contractual or operating relationships with the respective suppliers.

(c) *Environmental and Other Liabilities:* The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the Company's exposure. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in the accompanying combined and consolidated financial statements. The Company's Protection and Indemnity ("P&I") insurance policies cover third-party liability and other expenses related to injury or death of crew, passengers and other third parties, loss or damage of cargo, claims arising from collisions with other vessels, damage to other third-party property, and pollution arising from oil or other substances. The Company's coverage under the P&I insurance policies, except for pollution, is unlimited. Coverage for pollution is $1 billion per vessel per incident.

(d) *Legal Matters:* On November 30, 2005, an unrelated third party filed a declaratory action against the Company before the First Instance Court of Piraeus. The plaintiff asserts that he was instrumental in the negotiation of the Company's eight-year Fuel Purchase Agreement with a government refinery in Jamaica, and seeks a judicial affirmation of his alleged contractual right to receive a commission of $1 per metric ton over the life of that contract, which as per the plaintiff's calculation, amounts to $10,080 over a period of 12 years. In 2007, the Court of First Instance ruled that the claim is maritime-related and not within its jurisdiction. Accordingly, the claim was referred to the Maritime Disputes Division of the Court of First Instance in Piraeus. The case was re-scheduled to be heard on May 13, 2008. The Company believes that this claim is unwarranted and lacking in merit, and management is confident that the Company will not incur a material loss in connection with this lawsuit.

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of business. In addition, losses may arise from disputes with charterers and agents and insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities or for which a provision should be established in the accompanying combined and consolidated financial statements.

14. Other Operating Expenses:

The amounts in the accompanying combined and consolidated statements of income are analyzed as follows:

	Year Ended December 31,		
	2005	2006	2007
Bunkering tanker voyage expenses	445	490	784
Bunkering tanker insurance	859	1,070	1,315
Bunkering tanker repairs and maintenance	2,103	1,940	2,958
Bunkering tanker spares and consumable stores	1,245	1,338	1,874
Bunkering tanker consumption of marine petroleum products	1,821	3,636	7,865
Operating cost of the Aegean Hellas	4,576	6,058	2,930
Storage costs	—	3,396	2,778
Cargo transportation	—	—	4,466
Provision for doubtful accounts	129	412	498
Other	5,451	7,357	13,574
Total	16,629	25,697	39,042

15. Interest and Finance Costs:

The amounts in the accompanying combined and consolidated statements of income are analyzed as follows:

	Year Ended December 31,		
	2005	2006	2007
Interest on long-term debt	1,036	2,779	2,958
Interest on short-term borrowings	900	2,839	1,082
Amortization of financing fees	18	171	233
Bank commissions, commitment fees and other charges	548	713	1,514
Capitalized interest (Notes 6 and 12)	(155)	(1,295)	(2,314)
Total	2,347	5,207	3,473

16. Postponement of Initial Public Offering:

On November 17, 2005, the Company filed a Registration Statement on Form F-1 with the Securities and Exchange Commission for an initial public offering of 10,000,000 shares of its common stock. Subsequently, within the first quarter of 2006, the Company temporarily postponed the IPO. In accordance with SAB Topic 5A, during the year ended December 31, 2006, the Company has written off all previously-deferred costs in connection with the offering of $1,588, which are separately presented in the combined and consolidated statement of income for year ended December 31, 2006.

17. Equity Incentive Plan:

On November 2, 2006, the Company's board of directors adopted the 2006 Equity Incentive Plan ("2006 Plan"), under which the Company's officers, key employees and directors are eligible to receive stock-based incentive awards including restricted stock, restricted stock units (with or without dividend equivalents), unrestricted stock, at-the-money nonqualified stock options and stock appreciation rights. The 2006 Plan is administered by the Compensation Committee of the Company's board of directors and the aggregate number of shares of common stock reserved under this plan is 4,053,500. The Company's board of directors may terminate the 2006 Plan at any time. The 2006 Plan expires ten years from the date of adoption.

Effective November 2, 2006, the Company adopted the provisions of SFAS No. 123, "Share-Based Payment" ("SFAS 123R"). The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the award which is determined by the closing price of the Company's common stock traded on the NYSE on the grant date, and recognizes the cost as expense on a straight-line basis (net of estimated forfeitures) over the employee requisite period. The expense is recorded in salaries, wages and related costs in the accompanying combined and consolidated statements of income. Aegean is incorporated in a non-taxable jurisdiction and accordingly, no deferred tax assets are recognized for these stock-based incentive awards.

On December 13, 2006, the Company made grants of restricted common stock in the amount of 107,143 shares to a certain officer of the Company. The restricted shares vest, and the restrictions lapse, with respect to each 20% lot of these shares, on December 13, 2007 and on December 13 of each of the four years thereafter.

On February 27, 2007, the Company granted 109,167 shares of restricted common stock to certain employees of the Company. The restricted shares vest, and the restrictions lapse, with respect to each 25% lot of these shares, on February 27, 2008 and on February 27 of each of the three years thereafter.

On May 22, 2007, the Company granted 29,600 shares of restricted common stock to four non-executive members of the Board of Directors. With respect to 19,600 shares, the restricted shares vest and the restrictions lapse on the date of the 2008 Annual Meeting of Shareholders. The remaining 10,000 shares vest on the date of the 2009 Annual Meeting of Shareholders.

On September 7, 2007, the Company granted 10,000 shares of restricted common stock to a certain employee of the Company. The restricted shares vest, and the restrictions lapse, with respect to each 25% lot of these shares, on September 7, 2008 and on September 7 of each of the three years thereafter.

All grants of restricted stock issued under the 2006 Plan are subject to accelerated vesting upon certain circumstances set forth in the 2006 Plan.

The following table summarizes the status of the Company's unvested restricted stock outstanding for the years ended December 31, 2006 and 2007:

	Unvested Restricted Stock	Weighted Average Grant Date Fair Value
At December 31, 2005	—	—
Granted	107,143	15.75
At December 31, 2006	107,143	15.75
Granted	148,767	15.52
Vested	(28,828)	16.43
At December 31, 2007	**227,082**	**15.51**

Total compensation cost of $38 and $1,807 was recognized and included under salaries, wages and related costs in the accompanying combined and consolidated statements of income for the years ended December 31, 2006 and 2007, respectively.

As of December 31, 2007, there was $2,151 of total unrecognized compensation cost related to non-vested restricted stock awards. This unrecognized compensation cost at December 31, 2007, is expected to be recognized as compensation expense over a weighted average period of 2.2 years as follows:

	Amount
2008	1,179
2009	592
2010	291
2011	89
	2,151

18. Common Stock and Additional Paid-In Capital:

Authorized Capital

Aegean was formed on June 6, 2005, under the laws of the Marshall Islands. Aegean's authorized common and preferred stock since inception consisted of 100,000,000 common shares (all in registered form), par value $0.01 per share and 25,000,000 preferred shares (all in registered form), par value $0.01 per share. The holders of the common shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any. The Company's board of directors shall have the authority to establish such series of preferred stock and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolutions providing for the issue of such preferred stock.

(Expressed in thousands of U.S. dollars—except for share and per share data, unless otherwise stated)

Share Issuance and Repurchase

On June 8, 2005, Aegean issued 30,472,827 common shares (as restated for the split-ups of common stock, described below), with a $0.01 par value per share, to Leveret and Leveret contemporaneously contributed its direct and indirect ownership in the companies described in Note 1 to Aegean.

On October 3, 2005, Aegean acquired from Leveret 8% of the total then-issued and outstanding common stock of Aegean, representing the entire interests in Leveret of members of Mr. Dimitris Melisanidis' family (other than Mr. Melisanidis himself) for a price of $35,000. Those shares were cancelled upon repurchase, in accordance with a resolution of the board of directors of Aegean. The repurchased shares represented the entire beneficial ownership of those members of Mr. Melisanidis' family. The excess of the purchase price over the par value of the acquired shares is reflected first as a deduction from additional paid-in capital and, upon exhaustion of the balance of additional paid-in capital, as a deduction from retained earnings.

Stock Split-ups

On November 14, 2005, Aegean effected a stock split-up in the form of a dividend. The stock dividend declared and paid, of 22,249,080 shares of Aegean's common stock, was distributed to Aegean's sole shareholder, Leveret. On November 21, 2006, Aegean effected a stock split-up in the form of a dividend. The stock dividend declared and paid, of 5,785,000 shares of Aegean's common stock, was distributed to Aegean's shareholders as of that date, on a pro-rata basis.

The combined and consolidated financial statements for all periods presented give retroactive effect to the above-described share issuance and split-ups of common shares.

Initial Public Offering

In December 2006, the Company completed its initial public offering in the United States under the United States Securities Act of 1933, as amended. In this respect, 14,375,000 shares of common stock at par value $0.01 were issued for $14.00 per share. The proceeds of the initial public offering, net of underwriting commissions of $14,088, and net of offering expenses of $1,953, amounted to $185,209.

Dividends

The Company declared and paid dividends of $1,509, $4,000 and $1,705 during the years ended December 31, 2005, 2006 and 2007, respectively.

Capital Contributions

The amounts presented in the accompanying consolidated balance sheets as additional paid-in capital comprise (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained and advances for working capital, (ii) the estimated value of certain incidental employee services provided to the Company by certain related companies for no consideration, (iii) an allocation of costs for office services historically shared with and the use of office equipment owned by related companies, and (iv) the difference between the par value of the shares issued in the initial public offering in December 2006 and the net proceeds obtained for those shares.

19. Earnings Per Common Share:

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the granting of unvested restricted stock awards (refer to Note 17), for which the assumed proceeds upon grant are deemed to be the amount of compensation cost attributable to future services and not yet recognized using the treasury stock method, to the extent dilutive.

The components of the calculation of basic earnings per common share and diluted earnings per common share are as follows:

	Year Ended December 31,		
	2005	2006	2007
Basic and diluted income available to common stockholders	$21,475	$24,225	$27,738
Basic weighted average number of common shares outstanding	29,878,398	28,954,521	42,417,111
Add: Dilutive effect of unvested restricted stock	—	101	88,593
Diluted weighted average number of common shares outstanding	29,878,398	28,954,622	42,505,704
Basic earnings per common share	$ 0.72	$ 0.84	$ 0.65
Diluted earnings per common share	$ 0.72	$ 0.84	$ 0.65

20. Income Taxes:

The principal operating entity of the Company, AMP, is incorporated in the Republic of Liberia. Under regulations promulgated by the Liberian Ministry of Finance, because AMP is considered a non-resident domestic corporation, it is not required to pay any tax or file any report or return with the Republic of Liberia in respect of income derived from its operations outside of the Republic of Liberia. The Liberian Ministry of Justice has issued an opinion that these regulations are valid.

AMP has a branch office established in Greece. Under the laws of Greece, and in particular Greek Law 3427/2005 which amended, replaced and supplemented provisions of Law 89/1967 as of January 1, 2006, AMP is taxed on a cost plus basis (5%) on expenses incurred by its branch office in Greece. Furthermore, AMP is exempt from Greek income tax, as well as any other tax, charge or contribution in favor of the Greek State or any third party, on income derived from all its transactions worldwide in petroleum products, lubricants and similar commodities, the object of which lies outside of Greece.

Generally, under the laws of the countries of the vessel-owning companies' and the Manager's incorporation and/or vessels' registration, the vessel-owning companies and the Manager are not subject to tax on shipping income. However, the vessel-owning companies are subject to registration and tonnage taxes, which have been included in other operating expenses in the accompanying combined and consolidated statements of income.

During the years presented, the Company is subject to statutory corporate income tax in relation to its subsidiaries incorporated or operating in taxable jurisdictions. The Company provided for current income taxes of $24, $2 and $8 for the years ended December 31, 2005, 2006 and 2007, respectively, which is separately reflected in the accompanying combined and consolidated statements of income.

21. Business Segments and Geographical Information:

The Company is primarily a physical supplier in the downstream marine petroleum products industry. Marine petroleum products mainly consist of different classifications of marine fuel oil, marine gas oil and lubricants.

The Company cannot and does not identify expenses, profitability or other financial performance measures by type of marine petroleum product supplied, geographical area served, nature of services performed or on anything other than on a consolidated basis (although the Company is able to segregate revenues on these various bases). As a result, management, including the chief operating decision maker, reviews operating results on a consolidated basis only. Therefore, the Company has determined that it has only one operating segment.

Information concerning the Company's total sales of marine petroleum products is presented as follows, attributed based on the point-of-delivery geographical location of the customer vessels:

	Year Ended December 31,		
	2005	2006	2007
Greece	125,540	167,061	165,231
United Arab Emirates	130,459	180,453	287,347
Gibraltar	152,372	240,412	433,524
Jamaica	77,385	147,211	212,093
Singapore	—	39,496	193,747
Northern Europe	—	—	37,443
Other	19,849	16,024	16,464
Total	505,605	790,657	1,345,849

The Company's long-lived assets mainly consist of bunkering tankers, which are positioned across the Company's existing territories and which management, including the chief operating decision maker, reviews on a periodic basis and reposition among the Company's existing or new territories to optimize the vessel per geographical territory ratio. The Company's vessels operate within or outside the territorial waters of each geographical location and, under international law, shipping vessels usually fall under the jurisdiction of the country of the flag they sail. The Company's vessels are not permanently located within particular territorial waters and the Company is free to mobilize all its vessels worldwide at its own discretion.

The following disclosure of the locations of long-lived assets is based on the physical locations of the assets as of the dates shown. These locations are not necessarily indicative of the territories that have jurisdiction over such assets:

	As of December 31,	
	2006	2007
Gibraltar	23,492	39,510
United Arab Emirates	14,572	31,364
Jamaica	14,071	10,975
Singapore	5,656	29,245
Northern Europe	—	19,639
Other	4,696	6,252
Total	62,487	136,985

Shares of our common stock commenced trading on the New York Stock Exchange on December 8, 2006 under the symbol "ANW."

The high and low market prices of shares of our common stock on the New York Stock Exchange since December 8, 2006 are as follows:

For the Period	Low	High
December 8 to December 31, 2006	$14.53	$17.44
Year ended December 31, 2007	$13.70	$48.63
First Quarter 2007	$13.70	$17.70
Second Quarter 2007	$14.97	$19.89
Third Quarter 2007	$17.96	$37.00
Fourth Quarter 2007	$32.87	$48.63
First Quarter 2008	$22.23	$40.18
October 2007	$33.75	$48.63
November 2007	$32.87	$43.98
December 2007	$34.45	$43.90
January 2008	$22.23	$40.18
February 2008	$27.08	$35.81
March 2008	$27.00	$36.00

Dividend Distribution Policy

Our policy is to pay regular cash dividends on a quarterly basis on shares of our common stock so long as we have sufficient capital or earnings to do so. While we cannot assure you that we will do so, and subject to, among other things, legal requirements, our ability to obtain financing on terms acceptable to us and our ability to satisfy financial covenants contained in our financing arrangements, we paid dividends of $0.01 per share in March, June, September and December 2007 for the fourth quarter of 2006 and the first, second and third quarters of 2007, respectively. We anticipate retaining most of our future earnings, if any, for use in our operations and the expansion of our business. Any further determination as to dividend policy will be made by our board of directors and will depend on a number of factors, including the requirements of Marshall Islands law, our future earnings, capital requirements, financial condition and future prospects and such other factors as our board of directors may deem relevant.

Marshall Islands law generally prohibits the payment of dividends other than from surplus, when a company is insolvent or if the payment of the dividend would render the company insolvent.

In addition, we may incur expenses or liabilities, including extraordinary expenses, which could include costs of claims and related litigation expenses, or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends or for which our board of directors may determine requires the establishment of reserves. Our board of directors may determine to finance our growth with cash from operations, which would reduce or even eliminate the amount of cash available for the payment of dividends.

Our ability to pay dividends is also subject to our ability to satisfy financial covenants contained in our financing arrangements. Under our senior secured credit facility we are prohibited from paying dividends if, among other things, (i) an event of default has occurred or will occur as a result of the payment of the dividend; (ii) our book net worth is less than $150.0 million; (iii) our ratio of total liabilities to total assets exceeds 0.65-to-one; or (iv) we fail to maintain free liquidity of $25.0 million in an account at our lender's bank.

• CORPORATE INFORMATION •

SENIOR OFFICERS

E. Nikolas Tavlarios
President

Spyridon Fokas
General Counsel, Corporate Secretary and Director

Ziad Nakhleh
Chief Financial Officer and Treasurer

Gregory Robolakis
General Manager, Aegean Marine Petroleum S.A.

Nick Hondos
General Manager, Aegean Bunkering Services Inc.

BOARD OF DIRECTORS

Peter C. Georgiopoulos, Chairman
Chairman, President and Chief Executive Officer
General Maritime Corporation

Spyridon Fokas
General Counsel, Corporate Secretary and Director
Aegean Marine Petroleum Network Inc.

John O. Hatab [3]
Principal
Gotham Capital Associates LLC

Yannis N. Papanicolaou [1][3]
Independent Consultant

Abel L. Rasterhoff [2][3]
Director
Capital Maritime & Trading Corporation

John P. Tavlarios
President and Chief Executive Officer
General Maritime Management LLC

(1) Compensation Committee
(2) Nominating and Corporate Governance Committee
(3) Audit Committee

CORPORATE OFFICES

Aegean Marine Petroleum Network Inc.
42, Hatzikiriakou Avenue
Piraeus 18538, Greece
Tel: +30 210 458-6200
www.ampni.com

STOCK LISTING

Aegean Marine Petroleum Network Inc.'s common stock is traded on the New York Stock Exchange under the symbol ANW.

TRANSFER AGENT

Computershare Trust Company, Inc.
350 Indiana Street, Suite 800
Golden, Colorado 80401
Tel: (303) 262-0600

LEGAL COUNSEL

Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Tel: (212) 574-1200

INDEPENDENT AUDITORS

Deloitte Hadjipavlou Sofianos & Cambanis S.A.,
Member of Deloitte Touche Tohmatsu
250-254 Kifissias Avenue, Halandri
Athens 15231, Greece
Tel: +30 210 678-1100

INVESTOR RELATIONS CONTACTS

Aegean Marine Petroleum Network Inc.
299 Park Avenue
New York, New York 10171
Tel: (212) 763-5665
investor@ampni.com

NOTICE OF ANNUAL MEETING

Aegean Marine Petroleum Network Inc. will conduct its Annual Meeting at the offices of Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, New York on May 14th, 2008 at 2:30 p.m.

Designed by Curran & Connors, Inc. / www.curran-connors.com

Aegean Marine Petroleum Network Inc.
42, Hatzikiriakou Avenue, Piraeus 18538, Greece
Tel: +30 210 458-6200 *www.ampni.com*

END